Filed pursuant to Rule 424(b)(5)
A filing fee of $51,814, calculated in accordance with
Rule 457(r), has been transmitted to the SEC in connection
with the securities offered from the registration statement
(File No. 333-132960) by means of this prospectus supplement

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the attached prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 12, 2006.

PROSPECTUS SUPPLEMENT

(To Prospectus Dated April 3, 2006)

11,000,000 Shares

Common Stock

In this offering of 11,000,000 shares, we are offering 8,500,000 shares and the selling shareholders identified in this prospectus supplement are offering an additional 2,500,000 shares. We will not receive any proceeds from the sale of shares by the selling shareholders. Certain of the selling shareholders are members of our senior management. See “Selling Shareholders” on page S-27 of this prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “WTI.” On July 10, 2006, the last sale price of the shares as reported on the New York Stock Exchange was $37.64 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-18 of this prospectus supplement.

	Per Share	Total
Public Offering Price	$	$

Underwriting Discount	$	$

Proceeds to W&T (before expenses)	$	$

Proceeds to the Selling Shareholders (before expenses)	$	$

We and the selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 1,650,000 shares from us and the selling shareholders on the same terms and conditions as set forth above if the underwriters sell more than 11,000,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2006.

Joint Book-Running Managers

LEHMAN BROTHERS	JEFFERIES & COMPANY	MORGAN STANLEY

BMO CAPITAL MARKETS
JPMORGAN
RBC CAPITAL MARKETS
RAYMOND JAMES

NATEXIS BLEICHROEDER INC.
SUNTRUST ROBINSON HUMPHREY
TD SECURITIES

                    , 2006

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. If the information about the common stock offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, the selling shareholders have not and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are, the selling shareholders are and the underwriters are offering to sell the common stock, and seeking offers to buy the common stock, only in jurisdictions where offers and sales are permitted. You should not assume that the information included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and the sale of the common shares offered hereby. Our business, financial condition, results of operations and prospects may have changed since such dates.

S-i

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It may not contain all the information that you consider important. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents to which we have referred you in their entirety for a more complete understanding of this offering. Both estimates of our proved oil and natural gas reserves at December 31, 2005 and estimates of the proved oil and natural gas reserves of the Kerr-McGee Properties included in the Kerr-McGee Transaction discussed below at September 30, 2005, included or incorporated by reference in this prospectus supplement, are based on reports prepared by Netherland, Sewell & Associates, Inc., an independent petroleum consultant, included as Appendices A and B, respectively. You will find definitions for oil and natural gas industry terms used throughout this prospectus supplement in “Glossary of Certain Oil and Natural Gas Terms.” References to “W&T,” “we,” “our,” “us” or “the Company” refer to W&T Offshore, Inc. and its subsidiaries. Unless we state otherwise, we assume in this prospectus supplement that the underwriters will not exercise their option to purchase additional shares.

W&T Offshore, Inc.

We are an independent oil and natural gas acquisition, exploitation, exploration and development company. We are focused primarily in the Gulf of Mexico area, where we have developed significant technical expertise and where the high production rates associated with hydrocarbon deposits have historically provided us the best opportunity to achieve a rapid payback and attractive return on our invested capital. We plan to continue to acquire and exploit reserves on the Gulf of Mexico conventional shelf (water depths of 500 feet or less), the area of our traditional source of growth, as well as in the deepwater (water depths in excess of 500 feet) and the deep shelf (well depths in excess of 15,000 feet).

We believe attractive acquisition opportunities will continue to arise in the Gulf of Mexico as other oil and gas companies continue to divest properties as they shift their regional focus and increase their participation in larger, more capital intensive projects. We recently capitalized on this trend by entering into an agreement with Kerr-McGee Oil & Gas Corporation, or Kerr-McGee, to acquire through merger substantially all of Kerr-McGee’s conventional shelf properties in the Gulf of Mexico providing for base consideration of approximately $1.3 billion in cash, as described in more detail below. Consistent with our prior transactions, we believe that these properties will provide us with significant exploitation and exploration opportunities.

In addition to our exploitation and exploration drilling of conventional shelf wells in the Gulf of Mexico, we have considerable experience and historical drilling success in the deepwater and deep shelf of the Gulf of Mexico, where we believe that we can enhance our returns and growth rate through exploratory drilling. Our opportunities for deepwater exploration have been enhanced by technological advances in recent years that enable the connection of subsea wells to existing infrastructure over longer distances, eliminating the requirement for new, dedicated production facilities, the installation of which requires long lead times and large capital investments. Furthermore, we believe a significant portion of our acreage has exploration potential below currently producing zones, including deep shelf reserves. Although the cost to drill deep shelf and deepwater wells can be significantly higher than conventional shelf wells, the reserve targets are typically larger, and the use of existing infrastructure should partially offset higher drilling costs.

We believe that the high rate of drilling success we have achieved for both exploration and development wells, including wells drilled in the deepwater and deep shelf, is primarily due to the quality of our prospect inventory. In the five years ended December 31, 2005, we participated in the drilling of 123 wells, of which 92 were exploratory wells and 31 were development wells. In the aggregate, 100 of the 123 wells were successful, equating to an aggregate five-year success rate of 81%. Over that time, our exploratory and development success rates were 78% and 90%, respectively. Year-to-date through June 30, 2006, we have continued our high rate of success, drilling 11 successful exploration wells in 14 attempts, of which two are deepwater discoveries and three are deep shelf discoveries. We plan to drill an additional 11 wells during the remainder of 2006, including three deepwater wells and one additional deep shelf well.

On January 23, 2006, we entered into the agreement with Kerr-McGee to acquire through merger substantially all of Kerr-McGee’s conventional shelf properties in the Gulf of Mexico. On June 30, 2006, these properties consisted of interests in approximately 100 producing fields in 240 offshore blocks (including 88 undeveloped blocks), most of which were in water depths of 500 feet or less. Upon the closing of this transaction, which we refer to as the Kerr-McGee Transaction, we will own properties with approximately 800 Bcfe of proved reserves and be one of the top three gross acreage holders on the conventional shelf of the Gulf of Mexico with an acreage position of greater than two million gross acres. We estimate that, upon the completion of the Kerr-McGee Transaction, approximately one-third of our proved reserves will be located in each of the eastern, western and central regions of the Gulf of Mexico.

We believe that the Kerr-McGee Transaction will provide us significant exploitation opportunities as Kerr-McGee has identified more than 92 exploration and development prospects on the properties we expect to acquire through merger from Kerr-McGee, which we refer to as the Kerr-McGee Properties, that have not been drilled. Our technical team has already reviewed a significant number of these prospects and believes they are viable. We also believe that we will identify additional prospects on these properties after the Kerr-McGee Transaction is completed. Following the closing of the transaction, we intend to more actively exploit and explore these properties than Kerr-McGee had done in recent years. We expect to close this merger transaction during the third quarter of 2006, subject to regulatory review and customary closing conditions. The base consideration for this transaction is subject to adjustment for various items, including adjustments for revenues, expenses and product imbalances recorded subsequent to October 1, 2005 applicable to the Kerr-McGee Properties. There is no assurance that this transaction will be completed, and this offering of common stock will not be conditioned on the closing of the Kerr-McGee Transaction.

The table below sets forth certain reserve and other information related to W&T and the Kerr-McGee Properties. All reserve data for W&T was determined as of December 31, 2005 and all reserve data for the Kerr-McGee Properties was determined as of September 30, 2005. The combined reserve data combines the reserve data set forth in the table below for W&T as of December 31, 2005 and for the Kerr-McGee Properties as of September 30, 2005, but does not reflect what the proved reserve volumes would have been on a pro forma basis if a reserve report had been prepared for the Kerr-McGee Properties as of December 31, 2005 because estimated reserve quantities change over time due to factors such as revisions of previous estimates, production and extensions and discoveries. Further, commodity price levels can affect the quantities of reserves that can be economically produced and thus considered to be proved reserves.

	W&T (As of December 31, 2005)(1)	Kerr-McGee Properties (As of September 30, 2005)(2)	Combined Total(3)
Reserve data (Bcfe):
Proved developed	318.6	239.5	558.1
Proved undeveloped	172.9	105.8	278.7

Total proved reserves	491.5	345.3	836.8

Natural gas percentage of proved reserves	43.9%	72.9%	55.9%
Reserve report commodity prices:
Natural gas ($/MMBtu)	$9.73	$15.48
Oil ($/Bbl)	$57.75	$63.00
PV-10 (in millions)(4)	$2,416	$2,999
Standardized measure of discounted future net cash flow (in millions)(4)	$1,596	$2,264

(1)	Our reserve estimates have been calculated using the prices for natural gas and oil as of December 31, 2005 set forth in the table above, in each case without giving effect to hedging transactions. The prices in the table above also do not reflect adjustments for quality, transportation fees, energy content and regional price differentials. We estimate that if natural gas prices decline by $0.10 per MMBtu from the price utilized in determining our proved reserves, the PV-10 of our proved reserves as of December 31, 2005 would decrease from $2,416 million to $2,401 million and the quantity of our reserves would decline by 44,500 Mcf of natural gas and 4,400 barrels of oil and natural gas liquids. We estimate that if oil prices decline by $1.00 per barrel from the price utilized in determining our proved reserves, then the PV-10 of our proved reserves as of December 31, 2005 would decrease from $2,416 million to $2,387 million and the quantity of our reserves would decline by 52,500 Mcf of natural gas and 20,400 barrels of oil and natural gas liquids. Estimates of PV-10 of reserves and the quantity of reserves would likely decline at a rate proportionately greater than specified above if natural gas and oil prices decline significantly from those used in calculating such estimates.
(2)	The reserve estimates for the Kerr-McGee Properties have been calculated using the prices for natural gas and oil as of September 30, 2005 set forth in the table above, in each case without giving effect to hedging transactions. The prices in the table above also do not reflect adjustments for quality, transportation fees, energy content and regional price differentials. We estimate that if natural gas prices decline by $0.10 per MMBtu from the price utilized in determining the proved reserves related to the Kerr-McGee Properties, the PV-10 of the proved reserves related to the Kerr-McGee Properties as of September 30, 2005 would decrease from $2,999 million to $2,980 million and the quantity of the reserves would decline by 116,400 Mcf of natural gas and 8,800 barrels of oil and natural gas liquids. We estimate that if oil prices decline by $1.00 per barrel from the price utilized in determining the proved reserves related to the Kerr-McGee Properties, then the PV-10 of the proved reserves related to the Kerr-McGee Properties as of September 30, 2005 would decrease from $2,999 million to $2,988 million and the reserves related to the Kerr-McGee Properties would decline by 134,800 Mcf of natural gas and 29,800 barrels of oil and natural gas liquids. Estimates of PV-10 of reserves and the quantity of reserves would likely decline at a rate proportionately greater than specified above if natural gas and oil prices decline significantly from those used in calculating such estimates.
(3)	Our combined reserve estimates have been calculated using December 31, 2005 estimates for W&T and using September 30, 2005 estimates for the Kerr-McGee Properties, which estimates in each case were based upon engineering reports prepared by Netherland, Sewell & Associates, Inc. The combined reserve data should not be considered as pro forma reserve data since the reserve data for W&T and for the Kerr-McGee Properties was determined as of two different dates. For purposes of preparing the unaudited footnote related to reserves that constitutes a part of the statements of revenues and direct operating expenses for the Kerr-McGee Properties, W&T prepared an estimate of reserves of the Kerr-McGee Properties at December 31, 2005 by (i) subtracting from the Netherland Sewell & Associates, Inc. reserve estimate at September 30, 2005 the quantity of oil and natural gas produced from the Kerr-McGee Properties for the period from September 30, 2005 through December 31, 2005 (approximately 10.8 Bcfe) and (ii) applying prices for natural gas and oil at December 31, 2005 (rather than the September 30, 2005 prices utilized for purposes of the September 30, 2005 reserve estimate), which resulted in an additional 8.7 Bcfe decrease. These adjustments do not account for any other factors such as discoveries, revisions or extensions that may have occurred subsequent to September 30, 2005.
(4)	Please see “—Summary Reserve and Operating Data—PV-10 Reconciliation.”

During 2006, we expect to spend approximately $346 million on capital projects and approximately $54 million on major maintenance expense, workovers, seismic costs and plug and abandonment costs. These expenditures do not include estimated costs to repair damage to our facilities caused by Hurricanes Katrina and Rita in 2005, which we believe our insurance policies will adequately cover. This capital and major expenditure budget for 2006 does not include any incremental expenditures that may result from the Kerr-McGee Transaction. We expect to spend a total of approximately $50 million for the year ending December 31, 2006 to develop the Kerr-McGee Properties. We expect to fund this increase in our capital and major expenditure budget primarily from cash flow generated by these properties and available borrowing capacity under our new bank credit facility. Please read “—New Credit Facility” below.

Business Strategy

Our goal is to generate a high return on equity and to increase our production and reserves through executing the following elements of our business strategy:

•	acquiring reserves with substantial upside potential and additional leasehold acreage complementary to our existing acreage position at attractive prices;

•	exploiting existing and acquired properties to add additional reserves and production;

•	exploring for reserves on our extensive acreage holdings; and

•	maintaining adequate balance sheet strength to provide flexibility to pursue growth opportunities.

Competitive Strengths

We believe we are well positioned to execute our business strategy because of the following competitive strengths:

Proven Acquisition Strategy.    Our method of identifying and evaluating targets has translated into a high rate of return per transaction. Our strategy involves:

•	targeting under-exploited assets;

•	identifying additional sources of value through the application of technical resources; and

•	acquiring proven reserves at an attractive rate of return along with significant upside potential from exploration opportunities.

Since 1999, we have completed five significant transactions to acquire oil and gas properties in the Gulf of Mexico. The following table reflects the total amount of proved reserves attributable to these properties as of the date before the closing of each transaction, the total amount of production from these properties subsequent to the respective date of transaction and the proved reserves attributable to these properties as of December 31, 2005, in each case excluding reserves and production attributable to the Kerr-McGee Properties.

(1)	Aggregate proved reserves at the date of closing of our acquired properties.
(2)	Production subsequent to such transactions attributable to such acquired properties through December 31, 2005.
(3)	Proved reserves attributable to such acquired properties as of December 31, 2005.

Track Record of Drilling Success.    We have a proven track record of success in drilling both exploratory and development wells in the Gulf of Mexico over a substantial period. The following tables show our success rates for our exploration and development wells, which we define as completed or planned for completion, for the five-year period ending December 31, 2005 as well as our success rates for 2005.

Substantial Acreage Position and Prospect Inventory.    Upon completion of the Kerr-McGee Transaction, we will be one of the top three gross acreage holders on the conventional shelf of the Gulf of Mexico with an acreage position of greater than two million gross acres, of which approximately 68% will be acreage “held-by-production.” Acreage held-by-production is attractive because it permits us to maintain all of our exploration, exploitation and development rights (including rights to explore, exploit and develop zones below currently producing zones) in the leased area as long as production continues. Most of this held-by-production acreage entitles us the right to propose future deep shelf exploration and development projects. In addition, this held-by-production acreage has significant existing infrastructure, which reduces development lead times and cost, and this infrastructure frequently allows for relatively quick tie back of production from deep shelf discoveries. During the five-year period ended December 31, 2005, we drilled 91 development and exploration wells on our held-by-production acreage, of which 78 were successful.

Deepwater and Deep Shelf Experience.    We have gradually extended our acquisition and drilling activities into the deeper waters and deeper producing zones of the Gulf of Mexico. In 2000, we acquired our first deepwater interest, and in 2001, we drilled our first deep shelf well. In the five years ended December 31, 2005, we have drilled or participated in 17 wells on properties in the deepwater with a 59% success rate and six deep shelf wells with a 67% success rate. During this period, we placed three deepwater discoveries onstream and plan to have authorization to develop three more deepwater fields in 2006. Also during this period, we made four discoveries in the deep shelf. We have made three other deepwater discoveries, which may be authorized for development this year and developed in 2007 or 2008. As of June 2006, we have made three additional deep shelf discoveries, which should all be on production by the end of the third quarter. We have at least 20 additional deepwater prospects in inventory at present and plan to drill three more prospects during 2006.

Committed, Experienced Management.    We have assembled a senior management team with considerable technical expertise and industry experience. Our founders, Tracy W. Krohn, Chairman, Chief Executive Officer, President and Treasurer, and Jerome F. Freel, Chairman Emeritus and Secretary, each have more than 20 years of experience as executive managers of oil and gas companies. Mr. Krohn and his immediate family will collectively own more than 50% of our outstanding capital stock after this offering. The other members of our management team average more than 20 years of experience in the industry, including an average of approximately seven years with us.

Conservative Financial Approach.    We believe our conservative financial approach has contributed to our success and positioned us to capitalize on new opportunities as they develop. We have typically relied solely on net cash provided by operating activities and traditional commercial bank credit facilities to fund our growth. We have historically limited annual capital spending for exploration, exploitation and development activities to net cash provided by operating activities and typically used our bank credit facility for acquisitions and to balance working capital fluctuations. In the future, as we further expand our operations into the higher impact deepwater and deep shelf areas of the Gulf of Mexico, our capital spending may exceed net cash provided by operating activities, in which event we may issue debt or additional equity securities to fund such future expenditures.

Recent Developments

2006 Drilling Update.    As of June 30, 2006, we have successfully drilled 11 out of 14 exploration wells and five out of five development wells during 2006. Of the 14 exploration wells, three were in the deepwater, three were in the deep shelf and eight were conventional shelf wells. In the second quarter of 2006, we drilled five successful exploration wells and three successful development wells of which one was a deep shelf discovery and seven were on the conventional shelf. Three non-commercial exploration wells were also drilled during the second quarter, including two conventional shelf wells and one in the deepwater. The combined non-commercial well cost of the two conventional shelf wells was approximately $13 million, which is approximately 5% of our conventional shelf budget, and the cost of the non-commercial well in the deepwater was approximately $6 million, which is approximately 3% of our deepwater budget.

Production and Hurricane Update.    As of June 30, 2006, we were producing approximately 221 MMcfe net per day, which represents approximately 88% of our pre-Hurricane Katrina production rate. We anticipate achieving pre-Hurricane Katrina production levels in the third quarter of 2006. As of June 30, 2006, we estimated that 17 MMcfe per day of net production was shut-in because of Hurricanes Katrina and Rita in 2005, primarily due to issues related to field infrastructure and product sales pipelines. We have approximately $28 million in hurricane insurance receivables that we believe we will collect over the course of this year. We estimate that additional receivables of approximately $50 million, which are also expected to be collected, will accrue during the year as repair work continues. The estimated production for the Kerr-McGee Properties for the fourth quarter of 2005 was approximately 11.0 Bcfe, which represents approximately 50% of their pre-Hurricane Katrina production rate. The production as of June 11, 2006 was approximately 178 MMcfe/d. Kerr-McGee is obligated to pay for all necessary repairs to the field infrastructure related to the damage caused by Hurricanes Katrina and Rita.

2006 Lease Sale Activity.    During the first half of 2006, we were the high bidder on four of the seven bids submitted for blocks in the central region of the Gulf of Mexico and the MMS has awarded leases to W&T on all four high bids. Three of these blocks are in the deepwater and one block is on the conventional shelf. The next outer continental shelf sale is scheduled for August 16, 2006 covering the western Gulf of Mexico.

New Credit Facility

In connection with the Kerr-McGee Transaction, we have entered into a new credit agreement that provides for a $1.3 billion senior secured credit facility. The credit facility will consist of (1) a revolving loan facility with an initial availability of $300 million, (2) a Tranche A term loan in the amount of $500 million and (3) a Tranche B term loan in the amount of $300 million. Upon the completion of the Kerr-McGee Transaction, our initial availability under this credit facility will be $1.1 billion. Availability under the new credit facility is subject to re-determination on March 1 and September 1 of each year commencing September 1, 2007. Borrowings under the credit facility are subject to satisfaction of availability determinations. In addition, the credit facility includes a letter of credit facility in the amount of $90 million, under which letters of credit may be issued as long as revolving loans may be advanced and subject to availability under the revolving loan facility. If the funding of the Tranche A loan occurs on or after May 31, 2006, the Tranche A term loan amount will be reduced by $37.5 million; if the funding of the Tranche A loan occurs on or after June 30, 2006, such amount will be further reduced by an additional $37.5 million; and if the funding of the Tranche A loan occurs on or after July 31, 2006, such amount will be further reduced by an additional $37.5 million. The revolving loan facility matures three years from the closing date of the Kerr-McGee Transaction (the “Closing Date”), the Tranche A loan matures 15 months from the Closing Date and the Tranche B loan matures four years from the Closing Date.

The new credit facility will not be effective unless the Kerr-McGee Transaction has been consummated on or before September 30, 2006, and until this new credit facility becomes effective, no loan advances will be made or letters of credit issued under this new credit facility. Our existing credit facility will remain in full force and effect in accordance with its terms until the new credit facility becomes effective.

Corporate Information

We are a Texas corporation. Our principal executive offices are located at Eight Greenway Plaza, Suite 1330, Houston, Texas 77046. Our telephone number is (713) 626-8525. We maintain a website at www.wtoffshore.com, which contains information about us. Our website and the information contained on it and connected to it will not be deemed incorporated by reference into this prospectus supplement.

The Offering

Common stock offered by W&T	8,500,000 shares(1)

Common stock offered by the selling shareholders	2,500,000 shares(1)

Common stock outstanding after this offering	74,633,226 shares(1)(2)

Option to Purchase Additional Shares

1,650,000 shares. The shares to be sold upon any exercise of the underwriters’ option to purchase additional shares will be sold by us and the selling shareholders on a pro rata basis. Please read “Selling Shareholders” and “Underwriting—Option to Purchase Additional Shares” for more information.

Use of proceeds

The net proceeds to us from this offering, after deducting discounts to the underwriters and estimated expenses of the offering, will be approximately $308.8 million, based on an assumed offering price to the public of $37.64 per share. Net proceeds to us, together with cash on hand and borrowings under our bank credit facility, are expected to be used to finance the cash consideration related to our pending Kerr-McGee Transaction and to pay related fees and expenses. Any net proceeds from this offering that we do not use for the purposes described above will be used for general corporate purposes, which may include among other things, funding capital expenditures related to our drilling activities. We will not receive any of the proceeds from the sale of our common stock by the selling shareholders. Certain of the selling shareholders are members of our senior management. Please read “Use of Proceeds.”

NYSE symbol	WTI

(1)	Excludes shares that may be issued to the underwriters pursuant to their option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, the total number of shares of common stock offered will be 12,650,000, of which 9,775,000 will be offered by us and 2,875,000 will be offered by the selling shareholders, and the total number of shares of our common stock outstanding after this offering will be 75,908,226. We had 66,133,226 shares of our common stock outstanding at June 30, 2006.
(2)	Excludes 2,151,008 shares of common stock potentially issuable upon awards under our stock compensation plans that may be granted in the future.

Risk Factors

You should carefully consider all information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” beginning on page S-18 of this prospectus supplement, beginning on page 3 of the accompanying prospectus and beginning on page 9 of our Annual Report on Form 10-K for the year ended December 31, 2005, for a discussion of risks relating to an investment in our common stock. These risks include, but are not limited to, the following:

•	acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities;

•	our acquisition strategy involves risks that may adversely affect our business;

•	our pending Kerr-McGee Transaction may not close as anticipated;

•	if the Kerr-McGee Transaction closes, we will have substantial indebtedness under our credit facility and may incur substantially more debt. Any failure to meet our debt obligations would adversely affect our business and financial condition;

•	lower oil and gas prices could negatively impact our ability to borrow;

•	the unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget;

•	we may decide not to drill some of the prospects we have identified;

•	prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities or quantities sufficient to meet our targeted rate of return;

•	losses and liabilities from uninsured or underinsured drilling and operating activities could have a material adverse effect on our financial condition and operations; and

•	our stock price and trading volume may be volatile, which could result in substantial losses for our shareholders.

SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table shows summary historical financial data as of and for the three years in the period ended December 31, 2005, as of March 31, 2006 and for the three months ended March 31, 2005 and 2006, and summary pro forma financial data for the year ended December 31, 2005 and as of and for the three months ended March 31, 2006. All weighted average shares and per share data have been adjusted for the 6.669173211-for-one stock split effected November 30, 2004. The historical financial data below should be read together with, and are qualified in their entirety by reference to, our historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference into this prospectus supplement.

The summary unaudited pro forma data set forth below was derived from the unaudited pro forma financial statements included elsewhere in this prospectus supplement and should be read in conjunction with those statements. The unaudited pro forma condensed consolidated statement of income gives effect to the Kerr-McGee Transaction as if it occurred on January 1, 2005 and is based on assumptions and includes adjustments as explained in the notes to the unaudited pro forma financial statements included in this prospectus supplement. The unaudited pro forma financial information is not necessarily indicative of the results that actually would have been achieved during the year ended December 31, 2005 or the three months ended March 31, 2006 or that may be achieved in the future. The unaudited pro forma consolidated balance sheet information gives effect to the Kerr-McGee Transaction as if it occurred on March 31, 2006.

On July 12, 2006, we filed a current report on Form 8-K with the Securities and Exchange Commission (“SEC”) which included historical statements of revenues and direct operating expenses related to the Kerr-McGee Properties and related pro forma financial statements showing the pro forma effects of the Kerr-McGee Transaction. We refer you to the Form 8-K, which is incorporated by reference into this prospectus supplement, for additional information about the Kerr-McGee Transaction. The pro forma financial statements are also included in this prospectus supplement beginning on page PF-1.

						Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2005	Three Months Ended March 31, 2006
	2003(1)	2004	2005	2005	2006
	(in thousands, except per share data)
Statement of Income Information:
Revenues:
Oil and gas	$421,435	$508,195	$584,564	$128,724	$156,852	$1,146,090	$268,120
Other	1,152	520	572	348	5,278	1,110	5,558

Total revenues	422,587	508,715	585,136	129,072	162,130	1,147,200	273,678
Expenses:
Lease operating	65,947	73,475	71,758	16,153	15,780	159,363	45,772
Gathering, transportation and production taxes	10,213	14,099	12,702	4,496	1,256	20,807	3,241
Depreciation, depletion and amortization	136,249	155,640	174,771	38,957	46,838	465,826	103,800
Asset retirement obligation accretion(2)	7,443	9,168	9,062	2,312	2,254	18,670	4,777
General and administrative(3)(4)(5)	22,912	25,001	28,418	6,909	11,660	36,444	13,666

Total operating expenses	242,764	277,383	296,711	68,827	77,788	701,110	171,256

Income from operations	179,823	231,332	288,425	60,245	84,342	446,090	102,422
Net interest income (expense)	(2,229)	(1,842)	1,601	(221)	1,322	(49,259)	(6,136)

Income before income taxes	177,594	229,490	290,026	60,024	85,664	396,831	96,286
Income taxes	61,156	80,008	101,003	20,742	29,833	138,385	33,551
Cumulative effect of change in accounting principle, net of tax(2)	144	—	—	—	—	—	—

Net income	116,582	149,482	189,023	39,282	55,831	258,446	62,735
Less preferred stock dividends	5,876	900	—	—	—	—	—

Net income applicable to common shareholders	$110,706	$148,582	$189,023	$39,282	$55,831	$258,446	$62,735

Net income per common share:
Basic earnings per share	$2.14	$2.82	$2.91	$0.63	$0.85	$3.52	$0.84
Diluted earnings per share	1.79	2.27	2.87	0.60	0.85	3.47	0.84
Common stock dividends	35,124	3,550	5,938	1,319	1,984
Cash dividends per common share	0.67	0.07	0.09	0.02	0.03

Consolidated Cash Flow Information:
Net cash provided by operating activities	$263,155	$377,275	$444,043	$72,428	$113,305
Capital expenditures	203,400	284,847	323,743	56,040	122,894

Other Financial Information:
EBITDA(6)	$323,659	$396,140	$472,258	$101,514	$133,434	$930,586	$210,999
Adjusted EBITDA (6)	323,659	396,140	472,258	101,514	128,158	930,586	205,723

	As of December 31,			As of March 31, 2006
	2003	2004	2005	Actual	Pro Forma
	(in thousands)
Consolidated Balance Sheet Information:
Total assets	$546,729	$760,784	$1,064,520	$1,121,186	$2,258,461
Long-term debt	67,000	35,000	40,000	—	339,138
Shareholders’ equity	214,455	359,878	543,383	598,660	906,898

(1)	In December 2003, we acquired working interests through merger in 13 oil and gas fields located in the Gulf of Mexico from ConocoPhillips.
(2)	Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. The cumulative effect of the change in accounting principle was $221,000 ($144,000 net of income taxes).
(3)	The amounts for 2004 and 2005 include approximately $1.5 million and $0.9 million, respectively, of expenses associated with our initial public offering, which was completed in January 2005. Also included in general and administrative for 2005 are expenses of $2.4 million associated with the temporary displacement of the employees who worked in our operations office in Metairie, Louisiana due to damage caused by Hurricane Katrina and the subsequent relocation of the majority of those employees to Houston, Texas.
(4)	In December 2004, our board of directors granted an employee bonus to all employees of record on December 31, 2004 (other than our Chief Executive Officer and our Corporate Secretary) in amounts equal to their 2004 salaries. The bonus was paid in two installments on June 1, 2005 and January 3, 2006 to eligible individuals who were still in our employ on those dates. Approximately $5.2 million and $2.6 million of expenses related to this bonus are included in general and administrative for 2004 and 2005, respectively.
(5)	General and administrative expenses related to our long-term incentive compensation plans were $9.3 million, $0.6 million and $2.3 million in 2003, 2004 and 2005, respectively.
(6)	We define EBITDA as net income plus income tax expense, net interest expense, depreciation, depletion, amortization and accretion. We define Adjusted EBITDA as EBITDA minus non-cash change in commodity derivatives (before tax). Although not prescribed by generally accepted accounting principles, or GAAP, we believe the presentation of EBITDA and Adjusted EBITDA are relevant and useful because they help our investors understand our operating performance and make it easier to compare our results with those of other companies that have different financing, capital or tax structures. Neither EBITDA nor Adjusted EBITDA should be considered in isolation from or as a substitute for net income, as an indication of operating performance or cash flows from operating activities or as a measure of liquidity. EBITDA and Adjusted EBITDA, as we calculate them, may not be comparable to EBITDA or Adjusted EBITDA measures reported by other companies. In addition, EBITDA and Adjusted EBITDA do not represent funds available for discretionary use. The following presents a reconciliation of our consolidated net income to consolidated EBITDA to Adjusted EBITDA.

						Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2005	Three Months Ended March 31, 2006
	2003	2004	2005	2005	2006
	(in thousands)
Net income	$116,582	$149,482	$189,023	$39,282	$55,831	$258,446	$62,735
Income taxes	61,156	80,008	101,003	20,742	29,833	138,385	33,551
Net interest (income) expense	2,229	1,842	(1,601)	221	(1,322)	49,259	6,136
Depreciation, depletion, amortization and accretion	143,692	164,808	183,833	41,269	49,092	484,496	108,577

EBITDA	323,659	396,140	472,258	101,514	133,434	930,586	210,999
Non-cash change in commodity derivatives (before tax)	—	—	—	—	(5,276)	—	(5,276)

Adjusted EBITDA	$323,659	$396,140	$472,258	$101,514	$128,158	$930,586	$205,723

SUMMARY RESERVE AND OPERATING DATA

The following presents summary information regarding our estimated net proved oil and natural gas reserves as of December 31, 2003, 2004 and 2005 and on a combined basis as described below and our historical operating data for each of the three years in the period ended December 31, 2005 and for the three months ended March 31, 2005 and 2006, as well as pro forma operating data for the year ended December 31, 2005 and for the three months ended March 31, 2005. All calculations of estimated net proved reserves have been made in accordance with the rules and regulations of the SEC and, except as otherwise indicated, give no effect to federal or state income taxes. The historical operating data below should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in our annual report on Form 10-K for the year ended December 31, 2005 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2006, which are incorporated by reference into this prospectus supplement. The summary combined information regarding estimated net proved oil and natural gas reserves set forth in the table below combines our proved reserves as of December 31, 2005 with the proved reserves attributable to the Kerr-McGee Properties as of September 30, 2005 and was derived from reserve reports prepared by Netherland, Sewell & Associates. The summary pro forma information regarding our operating data gives effect to the Kerr-McGee Transaction as if it occurred on January 1, 2005, but does not reflect what the proved reserve volumes would have been on a pro forma basis if a reserve report had been prepared for the Kerr-McGee Properties as of December 31, 2005 because estimated reserve quantities change over time due to factors such as revisions of previous estimates, production and extensions and discoveries. Further, commodity price levels can affect the quantities of reserves that can be economically produced and thus considered to be proved reserves.

	As of December 31,
	2003	2004	2005	Combined(1)(2)(3)
Reserve Data:
Estimated net proved reserves:
Natural gas (Bcf)	231.1	227.6	215.9	467.6
Oil (MMBbls)	35.6	40.0	45.9	61.5
Total natural gas and oil (Bcfe)(4)	444.7	467.5	491.5	836.8
Proved developed producing (Bcfe)(4)	135.5	145.8	120.1	216.2
Proved developed non-producing (Bcfe)(4)(5)	160.1	144.4	198.5	341.9

Total proved developed (Bcfe)(4)	295.6	290.1	318.6	558.1

Proved undeveloped (Bcfe)	149.1	177.3	172.9	278.7
Proved developed reserves as a percentage of proved reserves	66.5%	62.1%	64.8%	66.7%

						Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2005	Three Months Ended March 31, 2006
	2003	2004	2005	2005	2006
Operating Data:
Net sales:
Natural gas (MMcf)	52,807	53,348	46,548	12,375	10,904	93,680	19,069
Oil (MBbls)	4,373	4,847	4,085	1,154	1,067	7,955	1,812
Total natural gas and oil (MMcfe)(4)	79,045	82,432	71,060	19,299	17,307	141,410	29,941
Average daily equivalent sales (MMcfe/d)(4)	216.6	225.2	194.7	214.4	192.3	387.4	332.7

						Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2005	Three Months Ended March 31, 2006
	2003	2004	2005	2005	2006
Average realized sales prices:
Natural gas ($/Mcf)	$5.60	$6.18	$8.27	$6.33	$8.82	$8.03	$8.64
Oil ($/Bbl)	28.74	36.77	48.85	43.67	56.90	49.06	56.19
Natural gas equivalent ($/Mcfe)	5.33	6.16	8.23	6.67	9.06	8.08	8.90
Average per Mcfe data ($/Mcfe):
Lease operating expenses	$0.83	$0.89	$1.01	$0.84	$0.91	$1.13	$1.53
Gathering, transportation costs and production taxes	0.13	0.17	0.18	0.23	0.07	0.15	0.11
Depreciation, depletion, amortization and accretion	1.82	2.00	2.59	2.14	2.84	3.43	3.63
General and administrative expenses	0.29	0.30	0.40	0.36	0.67	0.26	0.46

(1)	Our reserve estimates have been calculated using the prices for natural gas and oil at December 31, 2005, which were $9.73 per MMBtu of natural gas and $57.75 per barrel of oil, in each case without giving effect to hedging transactions. These prices do not reflect adjustments for quality, transportation fees, energy content and regional price differentials. We estimate that if natural gas prices decline by $0.10 per MMBtu from the price utilized in determining our proved reserves, the PV-10 of our proved reserves as of December 31, 2005 would decrease from $2,416 million to $2,401 million and that the quantity of our reserves would decline by 44,500 Mcf of natural gas and 4,400 barrels of oil and natural gas liquids. We estimate that if oil prices decline by $1.00 per barrel from the price utilized in determining our proved reserves, then the PV-10 of our proved reserves as of December 31, 2005 would decrease from $2,416 million to $2,387 million and that the quantity of our reserves would decline by 52,500 Mcf of natural gas and 20,400 barrels of oil and natural gas liquids. Estimates of PV-10 of reserves and the quantity of reserves would likely decline at a rate proportionately greater than specified above if natural gas and oil prices decline significantly from those used in calculating such estimates.
(2)	The reserve estimates for the Kerr-McGee Properties have been calculated using the prices for natural gas and oil at September 30, 2005, which were $15.48 per MMBtu of natural gas and $63.00 per barrel of oil, in each case without giving effect to hedging transactions. These prices do not reflect adjustments for quality, transportation fees, energy content and regional price differentials. We estimate that if natural gas prices decline by $0.10 per MMBtu from the price utilized in determining the proved reserves related to the Kerr-McGee Properties, the PV-10 of the proved reserves related to the Kerr-McGee Properties as of September 30, 2005 would decrease from $2,999 million to $2,980 million and that the quantity of the reserves would decline by 116,400 Mcf of natural gas and 8,800 barrels of oil and natural gas liquids. We estimate that if oil prices decline by $1.00 per barrel from the price utilized in determining the proved reserves related to the Kerr-McGee Properties, then the PV-10 of the proved reserves related to the Kerr-McGee Properties as of September 30, 2005 would decrease from $2,999 million to $2,988 million and that the reserves related to the Kerr-McGee Properties would decline by 134,800 Mcf of natural gas and 29,800 barrels of oil and natural gas liquids. Estimates of PV-10 of reserves and the quantity of reserves would likely decline at a rate proportionately greater than specified above if natural gas and oil prices decline significantly from those used in calculating such estimates.
(3)

Our combined reserve estimates have been calculated using December 31, 2005 estimates for W&T and using September 30, 2005 estimates for the Kerr-McGee Properties, which estimates in each case were based upon engineering reports prepared by Netherland, Sewell & Associates, Inc. The combined reserve data should not be considered as pro forma reserve data since the reserve data for W&T and for the Kerr-McGee Properties was determined as of two different dates. For purposes of preparing the unaudited footnote related to reserves that constitutes a part of the statements of revenues and direct operating expenses for the Kerr-McGee Properties, W&T prepared an estimate of reserves of the Kerr-McGee Properties at December 31, 2005 by (i) subtracting from the Netherland Sewell & Associates, Inc. reserve estimate at September 30, 2005 the quantity of oil and natural gas produced from the Kerr-McGee Properties for the period from September 30, 2005 through December 31, 2005 (approximately 10.8 Bcfe) and (ii) applying prices for natural gas and oil at December 31, 2005 (rather than the September 30, 2005 prices utilized for purposes of the September 30, 2005 reserve estimate), which resulted in an additional 8.7 Bcfe decrease. These adjustments do not account for any other factors such as discoveries, revisions or extensions that may have occurred subsequent to September 30, 2005.

(4)	One billion cubic feet equivalent (Bcfe), one million cubic feet equivalent (MMcfe) and one thousand cubic feet equivalent (Mcfe) are determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids (totals may not add due to rounding).
(5)	Includes 23.5 Bcfe of reserves for W&T that were shut-in at December 31, 2005 and 63.7 Bcfe of reserves for the Kerr-McGee Properties that were shut-in at September 30, 2005 because of Hurricanes Katrina and Rita.

PV-10 Reconciliation

We use the term “PV-10” in this prospectus supplement to reflect the present value of estimated future net revenues attributable to reserves as of a particular date using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis. PV-10 is the computation of standardized measure of discounted net cash flows on a pre-tax basis. The standardized measure of discounted future net cash flows represents the present value of future cash flows after income tax, discounted at 10%. For purposes of making a determination of the PV-10 for us as of December 31, 2005, we utilized oil prices based on the December 31, 2005 West Texas Intermediate posted price, adjusted by lease for quality, transportation fees, and regional price differentials and gas prices based on the December 31, 2005 Tennessee (LA, 500 leg) spot market price, adjusted for energy content, transportation fees and regional price differentials, with prices held constant in accordance with SEC guidelines. The PV-10 for our properties has been reduced by our estimated discounted cost of future plug and abandonment expenses attributable to these properties.

For purposes of making a determination of the PV-10 for the Kerr-McGee Properties as of September 30, 2005, we utilized oil prices based on the September 30, 2005 West Texas Intermediate posted price, adjusted by lease for quality, transportation fees, and regional price differentials and gas prices based on the September 30, 2005 Tennessee (LA, 500 leg) spot market price, adjusted for energy content, transportation fees and regional price differentials, with prices held constant in accordance with SEC guidelines. The PV-10 for the Kerr-McGee Properties has been reduced by the estimated discounted cost of future plug and abandonment expenses attributable to these properties.

PV-10 may be considered a non-GAAP financial measure; therefore, the following table reconciles our calculation of PV-10 to standardized measure of discounted net cash flows, which is the most directly comparable GAAP financial measure. Management believes that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and sophisticated investors in evaluating natural gas and oil companies. Management believes that PV-10 is relevant and useful for evaluating the relative monetary significance of natural gas and oil properties. Further, professional analysts and sophisticated investors may utilize the measure as a basis for comparison of the relative size and value of our reserves to other companies’ reserves. Management also uses this pre-tax measure when assessing the potential return on investment related to natural gas and oil properties and in evaluating acquisition candidates. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, we believe the use of a pre-tax measure is valuable for evaluating us and the Kerr-McGee Properties. PV-10 is not a measure of financial or operating performance under GAAP, nor is it intended to represent the current market value of our estimated natural gas and oil reserves. PV-10 should not be considered in isolation or as a substitute for the standardized measure of discounted net cash flows as defined under GAAP. The PV-10 and standardized measure of discounted future cash flows relating to our proved oil and gas reserves and those of the Kerr-McGee Properties are as follows (in thousands):

	W&T (As of December 31, 2005)	Kerr-McGee Properties (As of September 30, 2005)
Future cash inflows	$4,697,926	$4,908,703
Less: Future production costs	504,741	505,868
Less: Future development costs	433,572	226,145
Less: Dismantlement and abandonment costs	220,943	181,698

Future net cash flows	3,538,670	3,994,992
Less: 10% discount factor	1,122,138	996,472

PV-10	2,416,532	2,998,520
Less: Undiscounted income taxes	1,146,073	924,146
Plus: 10% discount factor	325,987	190,085

Discounted income taxes	820,086	734,061

Standardized measure of discounted net cash flows	$1,596,446	$2,264,459

RISK FACTORS

You should carefully consider the risks described below and in the accompanying prospectus and the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference before deciding to invest in our securities. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Relating to the Oil and Natural Gas Industry and Our Business

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our recent growth is due in part to acquisitions of exploration and production companies, producing properties and undeveloped leasehold interests. We expect acquisitions will also contribute to our future growth. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We are generally not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. As a result of these factors, we may not be able to acquire oil and gas properties that contain economically recoverable reserves or be able to complete such acquisitions on acceptable terms.

Our acquisition strategy involves risks that may adversely affect our business.

Increasing our reserve base through acquisitions is an important part of our business strategy. Any acquisition, including the Kerr-McGee Transaction, involves potential risks, including:

•	a significant increase in our indebtedness and working capital requirements;

•	the inability to timely and effectively integrate the operations of recently acquired businesses or assets;

•	the incurrence of substantial unforeseen environmental and other liabilities arising out of the acquired businesses or assets, including liabilities arising from the operation of the acquired businesses or assets before our acquisition;

•	costs of increased scope and complexity of our operations;

•	an increase in exposure to weather-related complications in the Gulf of Mexico;

•	customer or key employee loss from the acquired businesses; and

•	the diversion of management’s attention from other business concerns.

The scope and cost of these risks may ultimately be materially greater than estimated at the time of the acquisition. Any of these factors could adversely affect our ability to achieve anticipated levels of revenue from our acquisitions or realize other anticipated benefits.

Our pending Kerr-McGee Transaction may not close as anticipated.

We expect that our pending Kerr-McGee Transaction will close during the third quarter of 2006, subject to the satisfaction of customary closing conditions. There is no assurance that this transaction will close at that time, or at all, or close without material adjustment. If the transaction does not close as anticipated, subject to our compliance with restrictions under our credit facility, we will have a significant amount of cash that may be applied for such purposes as we deem appropriate. We can not currently determine how we would allocate such amounts.

If the Kerr-McGee Transaction closes, we will have substantial indebtedness under our credit facility and may incur substantially more debt. Any failure to meet our debt obligations would adversely affect our business and financial condition.

If the Kerr-McGee Transaction closes, we will have substantial debt under of credit facility. As of June 30, 2006, we expect to borrow between $0.7 billion and $1.0 billion under our new credit facility. As a result of our indebtedness, we will need to use a portion of our cash flow to pay principal and interest, which will reduce the cash available to finance our operations and other business activities and could limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate. Interest rates for our new credit facility vary based upon utilization and whether the borrowings are at the base rate or the London Interbank Offering Rate, or LIBOR. The amount of our debt may also cause us to be more vulnerable to economic downturns and adverse developments in our business.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. If our cash flow is not sufficient to service our debt, we may be required to refinance the debt, sell assets or sell additional shares of common stock on terms that we do not find attractive, if it can be done at all.

The new credit facility obligates us to comply with certain financial covenants calculated as of the last day of each fiscal quarter:

•	commencing with the fiscal quarter ending on March 31, 2007, the ratio of our consolidated current assets to consolidated current liabilities will not be less than (a) before but not including September 30, 2007, 0.75 to 1.0, (b) from and after September 30, 2007 to but excluding September 30, 2008, 0.875 to 1.0 and (c) from and after September 30, 2008, 1.0 to 1.0;

•	our leverage ratio (as defined in the credit agreement) will not be greater than 2.0 to 1.0;

•	the ratio of (a) our EBITDA (as defined in the credit agreement) for the four quarter period then ended to (b) our consolidated interest expense (as defined in the credit agreement) for the four quarter period then ended will not be less than 4.0 to 1.0; and

•	the minimum asset coverage ratio (as defined in the credit agreement) will not be greater than (a) a ratio of 1.50 to 1.00 from the closing date through and including the second fiscal quarter to occur following the closing date, (b) a ratio of 1.75 to 1.00 from the start of the third fiscal quarter to occur following the closing date through and including the fourth fiscal quarter to occur following the closing date and (c) a ratio of 2.00 to 1.00 for any fiscal quarter thereafter.

Our failure to comply with the financial and other restrictive covenants relating to our indebtedness could result in a default under the indebtedness, which could materially adversely affect our business, financial condition and results of operations.

Lower oil and gas prices could negatively impact our ability to borrow.

The availability under our new credit facility as of June 30, 2006 is limited to approximately $1.0 billion, which may be increased under certain circumstances. Availability under our new credit facility is determined periodically at the discretion of the banks and is based in part on oil and gas prices. Additionally, we may enter into agreements in the future that contain covenants limiting our ability to incur indebtedness in addition to that incurred under our bank credit facility. These agreements may limit our ability to incur additional indebtedness based on specified financial covenants, ratios or other criteria. Lower oil and gas prices in the future could affect our ability to satisfy these covenants, ratios or other criteria and thus could reduce our ability to incur additional indebtedness.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget.

The offshore oil and gas industry is experiencing significant shortages in the availability of drilling rigs as well as significant increases in the cost of utilizing drilling rigs. Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations. In addition, our proved reserve estimates and the standardized measure of discounted cash flows from our proved reserves are based on various assumptions related to the timing of the drilling and completion of development wells, and any significant delays in drilling these wells could adversely affect the estimated reserve quantities and the standardized measure of discounted cash flows from our proved reserves.

We may decide not to drill some of the prospects we have identified.

We describe some of our current prospects and our plans to explore those prospects in this prospectus supplement and the accompanying prospectus. A prospect is a property on which we have identified what our geoscientists believe to be indications of oil or natural gas, based on available seismic and geological information. Our prospects are in various stages of evaluation, ranging from a prospect that is ready to drill to a prospect that will require substantial additional seismic data processing and interpretation. Based on a variety of factors, including future oil and natural gas prices, the generation of additional seismic or geological information, the availability of drilling rigs and other factors, we may decide not to drill one or more of these prospects. As a result, we may not be able to increase or maintain our reserves or production, which in turn could have an adverse effect on our business, financial condition or results of operations.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities or quantities sufficient to meet our targeted rate of return.

Our prospects are in various stages of evaluation, ranging from a prospect that is ready to be drilled to a prospect that will require substantial additional seismic data processing and interpretation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion cost or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively before drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analysis we perform using data from other wells, more fully explored prospects and/or producing fields will be useful in predicting the characteristics and potential reserves associated with our drilling prospects. As we focus our drilling efforts on deepwater and deep shelf targets, our drilling activities will likely become more expensive. In addition, the geological complexity of deepwater and deep shelf formations may make it more difficult for us to sustain our historical rates of drilling success. As a result, there can be no assurance that we will find commercially viable quantities of oil and natural gas.

Losses and liabilities from uninsured or underinsured drilling and operating activities could have a material adverse effect on our financial condition and operations.

We will be exposed to larger uninsured losses in the future. The substantial insurance claims made by oil and gas producers in the Gulf of Mexico as a result of Hurricanes Katrina and Rita have caused the cost of insurance to rise dramatically. Our insurance renewal is scheduled to occur on or before July 31, 2006. We believe that we will be able to obtain insurance for our properties and those that we will own upon completion of the Kerr-McGee Transaction; however, the cost of the insurance will be significantly higher than our current coverage. Our deductible for the storm damage from Hurricanes Katrina and Rita was $5 million for the policy period ending July 31, 2006. We believe that the deductible or retention portion of our policy as renewed will be

$15 million to $20 million. The cost of our control of well and offshore property insurance was approximately $4 million for the twelve-month period ending July 31, 2006. We believe that the cost of comparable insurance, if available, could be as high as $40 million for the combined W&T and Kerr-McGee Properties. If we determine to purchase insurance, we believe it will have a $100 million aggregate limit for windstorm losses.

Our stock price and trading volume may be volatile, which could result in substantial losses for our shareholders.

The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities. The market price of our common stock could change in ways that may or may not be related to our business, industry or operating performance and financial condition. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Our current market price and valuation may not be sustainable. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. In addition, the stock markets in general can experience considerable price and volume fluctuations.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including documents incorporated by reference, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding our future operating and financial performance. Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. You should understand that the following important factors, in addition to those discussed in “Risk Factors” elsewhere in this prospectus supplement, the accompanying prospectus and in the documents that are incorporated by reference into this prospectus supplement, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements relating to:

•	amount, nature and timing of capital expenditures;

•	drilling of wells and other planned exploitation activities;

•	timing and amount of future production of oil and natural gas;

•	increases in production growth and proved reserves;

•	operating costs such as lease operating expenses, administrative costs and other expenses;

•	our future operating or financial results;

•	cash flow and anticipated liquidity;

•	our business strategy, including expansion into the deep shelf and the deepwater of the Gulf of Mexico, and the availability of acquisition opportunities;

•	hedging strategy;

•	exploration and exploitation activities and property acquisitions;

•	marketing of oil and natural gas;

•	governmental and environmental regulation of the oil and gas industry;

•	environmental liabilities relating to potential pollution arising from our operations;

•	our level of indebtedness;

•	timing and amount of future dividends;

•	industry competition, conditions, performance and consolidation;

•	natural events such as severe weather, hurricanes, floods, fire and earthquakes; and

•	uncertainties and difficulties associated with closing our pending Kerr-McGee Transaction and the integration and operation of its properties thereafter.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement or as of the date of the report or document in which they are contained, and we undertake no obligation to update such information. We urge you to carefully review and consider the disclosures made in this prospectus supplement, the accompanying prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC (File No. 001-32414), pursuant to the Securities Exchange Act of 1934. You may read and copy any documents that are filed at the SEC Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at l-800-SEC-0330 for further information. In addition, because our common stock is listed on the New York Stock Exchange, reports and other information about us can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Our filings are also available to the public free of charge through the SEC’s website at http://www.sec.gov and on our website at www.wtoffshore.com. However, the information on our website is not part of this prospectus supplement or the accompanying prospectus.

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus information that we file with it, which means that we can disclose important information to you by referring you to documents previously filed. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	the description of our common stock contained in our Form 8-A dated January 24, 2005, including any amendment to that form that we may file in the future for the purpose of updating the description of our common stock;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006; and

•	our Current Reports on Form 8-K filed on January 23, 2006, January 24, 2006, January 27, 2006, February 24, 2006, March 7, 2006, March 16, 2006, March 23, 2006, March 29, 2006, May 4, 2006, May 31, 2006, June 7, 2006 and July 12, 2006 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act) subsequent to the date of this filing and until all of the securities described in this prospectus supplement and the accompanying prospectus are sold or until we terminate this offering shall be deemed to be incorporated in this prospectus supplement and the accompanying prospectus and to be a part hereof from the date of this filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement and the accompanying prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing or telephoning us at the following address and telephone number:

W&T Offshore, Inc.

Eight Greenway Plaza, Suite 1330

Houston, Texas 77046

Attention: Chief Financial Officer

(713) 626-8525

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $308.8 million, after deducting underwriters’ discounts and the estimated expenses of the offering, based on an assumed offering price to the public of $37.64 per share. A $1.00 increase (decrease) in the assumed offering price of $37.64 per share would increase (decrease) the net proceeds to us from this offering by $8.2 million, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus supplement and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use substantially all of the net proceeds from this offering, together with cash on hand and borrowings under our new bank credit facility, to fund the cash consideration payable pursuant to our pending Kerr-McGee Transaction and to pay related fees and expenses. We currently estimate that the amount of such borrowings will be approximately $702.5 million, although the actual amount of the borrowings may be higher or lower than this amount as a result of adjustments to the consideration payable to Kerr-McGee pursuant to the provisions of the agreement with Kerr-McGee. The closing of the Kerr-McGee Transaction is subject to the satisfaction of customary closing conditions. This offering, however, is not conditioned upon the closing of the Kerr-McGee Transaction. Any net proceeds from this offering that we do not use for the purposes described above will be used for general corporate purposes, which may include among other things, funding capital expenditures related to our drilling activities.

We will not receive any proceeds from the sale of any shares of our common stock offered by the selling shareholders. The shares to be sold upon any exercise of the underwriters’ option to purchase additional shares will be sold by us and the selling shareholders on a pro rata basis. Certain of the shares being offered by the selling shareholders are being offered by our senior management. Please read “Selling Shareholders” for more information.

CAPITALIZATION

The following table shows our unaudited capitalization as of March 31, 2006:

•	on a historical basis;

•	on an as adjusted basis to reflect this offering of common stock (assuming an offering price of $37.64 per share and no exercise of the underwriters’ option to purchase additional shares); and

•	on a pro forma basis to reflect the application of approximately $308.8 million in estimated net proceeds from this offering and the application of cash on hand and borrowings under our bank credit facility to fund the cash consideration payable pursuant to our pending Kerr-McGee Transaction and to pay related fees and expenses. This offering is not conditioned upon the closing of the Kerr-McGee Transaction. Any net proceeds available in the event our pending Kerr-McGee Transaction is not consummated will be used for general corporate purposes.

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our annual report on Form 10-K for the year ended December 31, 2005 and our quarterly report on Form 10-Q for the three months ended March 31, 2006, which are incorporated by reference herein.

	As of March 31, 2006
	Historical	As Adjusted	Pro Forma
		(in thousands)
Cash and cash equivalents	$136,053	$444,895	$7,369

Bank credit facility(1):
Current maturities of long-term debt	$—	$—	$363,362
Long-term debt, less current maturities	—	—	339,138

Shareholders’ equity:
Common stock, $.00001 par value, 118,330,000 shares authorized, 66,133,226 shares issued and outstanding; 74,633,226 shares issued and outstanding, as adjusted and pro forma	1	1	1
Additional paid-in capital	53,762	362,604	362,604
Retained earnings	544,897	544,897	544,293

Total shareholders’ equity(2)	598,660	907,502	906,898

Total capitalization(2)	$598,660	$907,502	$1,609,398

(1)	Pro forma borrowing under our bank credit facility is an estimate based on various assumptions related to adjustments to the consideration payable to Kerr-McGee pursuant to the Kerr-McGee Transaction. See the pro forma financial statements beginning on page PF-1.
(2)	A $1.00 increase (decrease) in the assumed offering price of $37.64 per share would increase (decrease) the net proceeds to us from this offering by $8.2 million, assuming no change in the number of shares offered by us as set forth on the cover page of this prospectus supplement and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In the event of a $1.00 or more per share decrease in the assumed offering price, we will be required to borrow additional funds under our credit facility.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange and trades under the symbol “WTI.” The following table sets forth the high and low sales prices per share of our common stock as reported on the New York Stock Exchange for the period from January 28, 2005, the first date our common stock was traded on the New York Stock Exchange, through March 31, 2005 and for each quarterly period from April 1, 2005 through July 10, 2006.

	High	Low
2005
First Quarter (January 28, 2005 through March 31, 2005)	$22.25	$18.05
Second Quarter	24.43	19.30
Third Quarter	34.44	24.03
Fourth Quarter	32.43	24.54
2006
First Quarter	$42.65	$29.40
Second Quarter	49.16	31.50
Third Quarter (through July 10, 2006)	40.07	37.38

On July 10, 2006, the closing sale price of our common stock, as reported by the New York Stock Exchange, was $37.64 per share. On that date, there were approximately 98 holders of record.

Dividend Policy

Under our existing credit facility, we are allowed to pay annual dividends up to $30 million if we meet certain financial tests and are not in default. Our new credit facility will contain the same limitation on dividends. Please read “Summary—Recent Developments—New Credit Facility.” The following reflects the frequency and amounts of all cash dividends declared during the two most recent fiscal years (in thousands, except per share data).

Quarter Ended	Aggregate Dividends on Common Stock	Dividend per Share of Common Stock	Aggregate Dividends on Series A Preferred Stock	Dividend per Share of Series A Preferred Stock
September 30, 2004	$1,183	$0.02	$300	$0.15
December 31, 2004	1,184	0.02	300	0.15
March 31, 2005	1,319	0.02	—	—
June 30, 2005	1,319	0.02	—	—
September 30, 2005	1,320	0.02	—	—
December 31, 2005	1,980	0.03	—	—
March 31, 2006	1,984	0.03	—	—
June 30, 2006(1)	1,984	0.03	—	—

(1)	On June 28, 2006, our board of directors declared a cash dividend of $0.03 per share, payable on August 1, 2006 to shareholders of record on July 14, 2006.

The determination of the amount of future dividends, if any, to be declared and paid is at the sole discretion of our board of directors and will depend on our financial condition, earnings and funds from operations, the level of our capital expenditures, our future business prospects and other matters as the board of directors deems relevant.

SELLING SHAREHOLDERS

The following table sets forth the beneficial ownership of the common stock held by the selling shareholders as of July 10, 2006. A total of 2,500,000 million shares of our common stock are to be sold by the selling shareholders. Certain of the shares being offered by the selling shareholders are being offered by our senior management. The following table also provides information about each selling shareholder, including:

•	the number and percentage of outstanding shares each selling shareholder owns as of July 10, 2006;

•	the number of shares to be sold by each selling shareholder; and

•	the number and percentage of outstanding shares each selling shareholder will own after the offering assuming the sale by such selling shareholder of all shares offered for sale by this prospectus supplement with both no exercise and full exercise of the underwriters’ option to purchase additional shares (assuming all shares subject to the underwriters’ option to purchase additional shares are sold by the selling shareholders).

We will not receive any of the proceeds from the sale of common stock by the selling shareholders.

	Beneficial Ownership as of May 31, 2006		Shares Offered	Beneficial Ownership After Offering (assuming no exercise of option to purchase additional shares)		Shares Offered Pursuant to Underwriters’ Option to Purchase Additional Shares	Beneficial Ownership After Offering (assuming full exercise of option to purchase additional shares)
Name and Address(1)	Number of Shares	Percent of Stock(2)		Number of Shares	Percent of Stock(2)		Number of Shares	Percent of Stock(2)
Tracy W. Krohn	40,752,007	61.61%	1,500,000	39,252,007	52.59%	225,000	39,027,007	51.15%
Jerome F. Freel(3)	7,087,271	10.71%	1,000,000	6,087,271	8.16%	150,000	5,937,271	7.78%
Ann K. Freel(4)	7,087,271	10.71%	1,000,000	6,087,271	8.16%	150,000	5,937,271	7.78%

(1)	The address of each selling shareholder is Eight Greenway Plaza, Suite 1330, Houston, Texas 77046.
(2)	Calculated as of June 30, 2006 based on 66,133,226 shares of common stock outstanding, plus the shares of common stock deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.
(3)	Of the 7,087,271 shares beneficially owned by Mr. Freel, 3,418,636 shares are held of record by his wife, Ann K. Freel, and 250,000 shares are jointly held of record. Of the 1,000,000 shares beneficially owned by Mr. Freel to be sold in this offering, 500,000 shares are held of record by his wife. Of the 150,000 shares beneficially owned by Mr. Freel to be sold pursuant to the underwriters’ option to purchase additional shares, 75,000 shares are held of record by his wife. Mr. Krohn currently has the sole power to vote these shares by power of attorney.
(4)	Of the 7,087,271 shares beneficially owned by Mrs. Freel, 3,418,636 shares are held of record by her husband, Jerome F. Freel, and 250,000 shares are jointly held of record. Of the 1,000,000 shares beneficially owned by Mrs. Freel to be sold in this offering, 500,000 shares are held of record by her husband. Of the 150,000 shares beneficially owned by Mrs. Freel to be sold pursuant to the underwriters’ option to purchase additional shares, 75,000 shares are held of record by her husband. Mr. Krohn currently has the sole power to vote these shares by power of attorney.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or if it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

An individual is treated as a resident of the United States in any calendar year for U.S. federal income tax purposes if the individual is present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period including the current calendar year. For purposes of the 183-day calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens. This discussion does not consider:

•	U.S. state or local or non-U.S. tax consequences;

•	all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is an entity treated as a partnership for U.S. federal income tax purposes, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury Regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively, so as to result in U.S. federal income and estate tax consequences different from those described in this summary. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset (that is, as investment). We have not sought any ruling from the U.S. Internal Revenue Service with respect to the statements made and conclusions reached in this summary, and there can be no assurance that the U.S. Internal Revenue Service will agree with these statements and conclusions.

This discussion does not constitute legal advice to any prospective purchaser of our common stock. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Distributions on Common Stock

In the event that we make distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent not paid from our current or accumulated earnings and profits, distributions on our common stock will constitute a return of capital and will be first applied against and reduce a non-U.S. holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock.

Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a non-U.S. holder’s permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States.

A non-U.S. holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements. A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding the special certification requirements applicable to it. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the rates and in the manner applicable to United States persons, and if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a United States real property holding corporation if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we are a United States real property holding corporation for U.S. federal income tax purposes. However, the tax relating to stock in a United States real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market.

U.S. Federal Estate Tax

Common stock owned or treated as owned by an individual who is a non-U.S. holder for U.S. federal estate tax purposes at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Dividends paid to you may be subject to information reporting and U.S. backup withholding. You will be exempt from this backup withholding tax if you properly provide a Form W-8BEN certifying that you are a non-U.S. holder or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder, or you otherwise establish an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met, or you otherwise establish an exemption, U.S. information reporting will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

•	is a United States person for U.S. tax purposes;

•	derives 50% or more of its gross income in specified periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	is a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership or the foreign partnership is engaged in the conduct of a U.S. trade or business.

If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed claim for refund with the U.S. Internal Revenue Service.

UNDERWRITING

Lehman Brothers Inc., Jefferies & Company, Inc. and Morgan Stanley & Co. Incorporated, joint book-running managers, are acting as the representatives of the underwriters of the offering. Under the terms of an underwriting agreement, which we will file as an exhibit to our current report on Form 8-K and incorporate by reference into this prospectus supplement and the accompanying prospectus, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Jefferies & Company, Inc.
Morgan Stanley & Co. Incorporated
BMO Capital Markets Corp.
J.P. Morgan Securities Inc.
RBC Capital Markets Corporation
Raymond James & Associates, Inc.
Natexis Bleichroeder Inc.
SunTrust Capital Markets, Inc.
TD Securities (USA) LLC

Total	11,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling shareholders to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling shareholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling shareholders for the shares.

	Paid by Us		Paid by the Selling Shareholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share

Total

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling shareholders are estimated to be $828,000 (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling shareholders in connection with the offering, other than the underwriting discounts and commission.

Option to Purchase Additional Shares

We and the selling shareholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement, to purchase, from time to time, in whole or in part, up to an aggregate of 1,650,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 11,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, all of our directors and the selling shareholders have agreed that, without the prior written consent of Lehman Brothers Inc., Jefferies & Company, Inc. and Morgan Stanley & Co. Incorporated, we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or (4) publicly disclose the intention to do any of the foregoing for a period of 90 days after the date of this prospectus supplement.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, the announcement of the material news or the occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc., Jefferies & Company, Inc. and Morgan Stanley & Co. Incorporated.

Lehman Brothers Inc., Jefferies & Company, Inc. and Morgan Stanley & Co. Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc., Jefferies & Company, Inc. and Morgan Stanley & Co. Incorporated will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Indemnification

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Foreign Selling Restrictions

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us, and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below. In relation to each Relevant Member State, each purchaser of shares of common stock (other than the underwriters) will be deemed to have represented, acknowledged and agreed that it will not make an offer of shares of common stock to the public in any Relevant Member State, except that it may, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, make an offer of shares of common stock to the public in that Relevant Member State at any time in any circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that such purchaser agrees that it has not and will not make an offer of any shares of common stock in reliance or purported reliance on Article 3(2)(b) of the Prospectus Directive. For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares of common stock in any Relevant Member State has the same meaning as in the preceding paragraph.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus supplement and the accompanying prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement and the accompanying prospectus.

Relationships

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us in the ordinary course of their business. They have received customary compensation and expenses for these commercial and investment banking transactions. In connection with our initial public offering in January 2005, Lehman Brothers Inc., Jefferies & Company, Inc., J.P. Morgan Securities Inc., RBC Capital Markets Corporation, Raymond James & Associates, Inc. and BMO Capital Markets Corp. acted as underwriters and received customary fees for such services and certain of their expenses were reimbursed. In addition, affiliates of J.P. Morgan Securities Inc., RBC Capital Markets Corporation, BMO Capital Markets Corp. and Natexis Banques Populaires are lenders under our credit facility, and certain of the underwriters will be agents, lenders and/or have an interest in our new credit facility and receive customary fees for performing these services.

The parent company of Jefferies & Company, Inc., one of the underwriters in this offering, is an investor in certain funds managed by Jefferies Capital Partners and has an interest in a portion of the incentive fees earned by the manager of Jefferies Capital Partners. Two of our directors are employees of Jefferies Capital Partners. Further, an officer and member of the executive committee of Jefferies & Company, Inc. is also a director of Jefferies Group, Inc., its parent company.

LEGAL MATTERS

The validity of the shares of the common stock to be sold in this offering will be passed upon for us by our counsel, Adams and Reese LLP, Houston, Texas. Certain other legal matters will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. The underwriters are being represented by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of W&T Offshore, Inc. appearing in W&T Offshore, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements referred to above are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of W&T Offshore, Inc. for the three months ended March 31, 2006 and 2005, incorporated by reference in this prospectus supplement, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 15, 2006 included in W&T Offshore, Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because such report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

The statements of revenues and direct operating expenses of the Kerr-McGee Properties included in our report on Form 8-K filed with the SEC on July 12, 2006 has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and included and incorporated herein by reference. Such statements of revenues and direct operating expenses is included and incorporated herein by reference in reliance upon such report and given on the authority of such firm as experts in accounting and auditing.

Certain estimates of proved oil and gas reserves for W&T and for the Kerr-McGee Properties incorporated by reference herein were based upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum consultants. These estimates are included and incorporated herein in reliance on the authority of such firm as an expert in such matters.

GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS

The following are abbreviations and definitions of terms commonly used in the oil and natural gas industry that are used in this prospectus supplement. The definitions of proved developed reserves, proved reserves and proved undeveloped reserves have been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definitions of those terms can be viewed on the website at http://www.sec.gov.

Acquisitions.    Refers to acquisitions, mergers or exercise of preferential rights of purchase.

Bbl.    One stock tank barrel or 42 U.S. gallons liquid volume.

Bcf.    Billion cubic feet.

Bcfe.    One billion cubic feet equivalent, determined using a ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

British thermal unit (Btu).    The heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Conventional shelf well.    A well drilled in water depths less than 500 feet.

Deep shelf well.    A well drilled on the outer continental shelf to subsurface depths greater than 15,000 feet.

Deepwater.    Water depths below 500 feet in the Gulf of Mexico.

Development well.    A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole or well.    A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Exploitation.    A drilling or other project which may target proven or unproven reserves (such as probable or possible reserves), but which generally has a lower risk than that associated with exploration projects.

Exploratory well.    A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

Field.    An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Gross acres or gross wells.    The total acres or wells, as the case may be, in which a working interest is owned.

MBbls.    One thousand barrels of crude oil or other liquid hydrocarbons.

MBtu.    One thousand British thermal units.

Mcf.    One thousand cubic feet.

Mcfe.    One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil or other hydrocarbon.

MMBb1s.    One million barrels of crude oil or other liquid hydrocarbons.

MMBtu.    One million British thermal units.

MMcf.    One million cubic feet.

MMcfe.    One million cubic feet equivalent, determined using a ratio of 6 Mcf of natural gas to 1 Bbl of crude oil condensate or natural gas liquids.

MMS.    The Minerals Management Service, a bureau in the U.S. Department of the Interior, is the federal agency that manages the nation’s natural gas, oil and other mineral resources on the Gulf of Mexico shelf.

Net acres or net wells.    The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

Oil.    Crude oil, condensate and natural gas liquids.

Outer continental shelf (OCS) block.    A unit of defined area for purposes of management of offshore petroleum exploration and production by the Minerals Management Service.

Productive well.    A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceeds production expenses and taxes.

Proved developed reserves.    Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included in “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved reserves.    Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrates with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and cost as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based on future conditions.

Proved undeveloped drilling location.    A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

Proved undeveloped reserves.    Proved oil and gas reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

PV-10 value.    The present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of the date of estimation) without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization and discounted using an annual discount rate of 10%.

Recompletion.    The completion for production of an existing well bore in another formation from that which the well has been previously completed.

Reservoir.    A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Successful Well.    A well that has been completed or is planned for completion based on the expectation of the well producing natural gas or oil in commercially paying quantities.

Report of Independent Registered Public Accounting Firm	F–2

Statements of Revenues and Direct Operating Expenses of Certain Oil and Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation for the years ended December 31, 2005, 2004 and 2003

F–3

Notes to Statements of Revenues and Direct Operating Expenses of Certain Oil and Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation	F–4

Unaudited Interim Statements of Revenues and Direct Operating Expenses of Certain Oil and Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation for the three months ended March 31, 2006 and 2005

F-9

Notes to Unaudited Interim Statements of Revenues and Direct Operating Expenses of Certain Oil and Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation	F-10

Unaudited Pro Forma Condensed Consolidated Financial Information	PF-1

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2006	PF-2

Unaudited Pro Forma Condensed Consolidated Statement of Income for the year ended December 31, 2005	PF-3

Unaudited Pro Forma Condensed Consolidated Statement of Income for the three months ended March 31, 2006	PF-4

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information	PF-5

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

W&T Offshore, Inc. and Subsidiaries

We have audited the accompanying statements of revenues and direct operating expenses of certain oil and gas properties to be acquired through merger from Kerr-McGee Oil & Gas Corporation (the “Kerr-McGee Properties”) by W&T Offshore, Inc. (the “Company”) for each of the three years in the period ended December 31, 2005. These statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements, assessing the basis of accounting used and significant estimates made by management and evaluating the overall presentation of the statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements of revenues and direct operating expenses were prepared as described in Note 1 for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Company’s Current Report on Form 8-K as described in Note 1, and are not intended to be a complete presentation of the revenues and expenses of the Kerr-McGee Properties.

In our opinion, the statements of revenues and direct operating expenses referred to above presents fairly, in all material respects, the revenues and direct operating expenses described in Note 1 of the Kerr-McGee Properties for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Houston, Texas

June 29, 2006

W&T Offshore, Inc. and Subsidiaries

Statements of Revenues and Direct Operating Expenses of Certain Oil and

Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation

	Year Ended December 31,
	2005	2004	2003
	(in thousands)
Revenues—oil and gas sales	$562,064	$420,252	$216,378
Direct operating expenses	95,710	66,274	53,056

Revenues in excess of direct operating expenses	$466,354	$353,978	$163,322

See accompanying notes.

W&T Offshore, Inc. and Subsidiaries

Notes to Statements of Revenues and Direct Operating Expenses of Certain

Oil and Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation

1.	Background and Basis of Presentation

On January 23, 2006, W&T Offshore, Inc. (the “Company,” “we,” “our” or “us”) entered into an Agreement and Plan of Merger with Kerr-McGee Oil & Gas Corporation (“Kerr-McGee”) whereby the Company will acquire through merger substantially all of Kerr-McGee’s interests on the outer continental shelf of the Gulf of Mexico. According to the terms of the agreement, the Company and Kerr-McGee agreed to merge W&T Energy V, LLC, a wholly owned subsidiary of the Company, with Kerr-McGee Oil & Gas (Shelf) LLC, a wholly owned subsidiary of Kerr-McGee. Upon closing of the merger, the Company will own 100% of the membership interest in the Kerr-McGee subsidiary, which owns such Kerr-McGee Properties. The agreement is effective as of October 1, 2005 and is expected to close during the third quarter of 2006.

The statements include revenues associated with oil, natural gas and natural gas liquids production and direct lease operating and production expenses (including transportation, property insurance, production taxes and repairs and maintenance). Because Kerr-McGee’s shelf and deepwater properties were not separate legal entities, the accompanying statements vary from an income statement in that they do not show certain expenses that were incurred in connection with ownership and operation of the Kerr-McGee Properties including, but not limited to, general and administrative expenses and income taxes. These costs were not separately allocated to the properties in the accounting records of the Kerr-McGee Properties. In addition, these allocations, if made using historical general and administrative structures and tax burdens, would not produce allocations that would be indicative of the historical performance of the Kerr-McGee Properties had they been our properties due to the greatly differing size, structure, operations and accounting of the Company and Kerr-McGee. The accompanying statements also do not include provisions for depreciation, depletion, amortization and accretion, as such amounts would not be indicative of the costs which we would incur upon allocation of the base merger consideration.

For the above reasons, primarily the lack of segregated or easily obtainable reliable data on property values and related working capital, a balance sheet is not presented for the Kerr-McGee Properties.

Revenue derived from product sales is recognized when a sales arrangement exists, delivery has occurred, sales price is fixed or determinable and collectibility is reasonably assured. Oil and gas sales involving balancing arrangements among partners are recognized as revenues when the oil or gas is sold using the entitlements method of accounting based on the Kerr-McGee Properties’ net revenue interest and a receivable or deferred revenue is recorded for any imbalance. During the periods covered by these statements, both the quantity and dollar amount of oil and gas balancing arrangements were not material.

2.	Significant Acquisition

On June 25, 2004, a Kerr-McGee Corporation subsidiary merged with Westport Resources Corporation (“Westport”) in a merger transaction that included properties located in the continental United States as well as the Gulf of Mexico outer continental shelf and deepwater areas (the “Westport Properties”). Except as indicated otherwise, the Westport Properties are included in these statements only for the period owned by Kerr-McGee. The pro forma presentation below represents the results of revenues less direct operating expenses for the Kerr-McGee Properties as if Kerr-McGee Corporation had owned the Westport Properties since January 1, 2003 instead of the acquisition date of June 25, 2004.

	2003
	KMG Legacy	Westport Properties	Pro Forma
	(in thousands)
Revenues—oil and gas revenues	$216,378	$217,868	$434,246
Direct operating expenses	53,056	18,213	71,269

Revenues in excess of direct operating expenses	$163,322	$199,655	$362,977

W&T Offshore, Inc. and Subsidiaries

Notes to Statements of Revenues and Direct Operating Expenses of Certain

Oil and Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation—(Continued)

	2004
	KMG Legacy	Westport Properties	Pro Forma
	(in thousands)
Revenues—oil and gas revenues	$420,252	$147,689	$567,941
Direct operating expenses	66,274	8,477	74,751

Revenues in excess of direct operating expenses	$353,978	$139,212	$493,190

3.	Capital Investment

The capital investments for the Kerr-McGee Properties for the years ended December 31, 2005, 2004 and 2003 were approximately $78 million, $65 million and $70 million, respectively. These costs primarily represent expenditures for development drilling, well recompletions, facility costs, developmental activities, capital maintenance projects and asset retirements.

There were no direct external financing transactions for the Kerr-McGee Properties. All financing for capital projects was provided by Kerr-McGee or its affiliates.

4.	Major Customers and Concentration of Credit Risk

The major customers associated with the properties during the periods presented were primarily large oil or natural gas distribution companies. Production was sold utilizing contracts that were generally based on prevailing prices. Historically there were no significant problems collecting sales; therefore, no provision for doubtful accounts has been recorded.

During the periods covered by the statements, gas produced was sold under several marketing contracts, substantially all of which was directly or indirectly dedicated to the fulfillment of a contract with a single customer. For the years ended December 31, 2005 and 2004, single but different customers accounted for nearly one-half of the oil revenues. Sales agreements and exclusive contracts related to these properties will not carry over to the Company and will not continue in periods subsequent to the closing date.

5.	Contingencies

From time to time, litigation or other legal and administrative proceedings that we consider to be a part of the ordinary course of business may arise. Although as part of the pending merger transaction, the Company will be indemnified for claims before the effective date, we are not aware of any pending or threatened claims that could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Statements of Revenues and Direct Operating Expenses presented for the years ended December 31, 2005, 2004, and 2003.

6.	Storm Related Effects

During 2005, the Gulf of Mexico region experienced the impact of two major and several minor hurricanes. Kerr-McGee did have insurable damages to the properties included in the transaction. As it relates to the pending merger transaction which has an effective date of October 1, 2005, the Company has been indemnified by Kerr-McGee for storm damages related to the Kerr-McGee Properties.

W&T Offshore, Inc. and Subsidiaries

Notes to Statements of Revenues and Direct Operating Expenses of Certain

Oil and Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation—(Continued)

Repair costs for hurricane damages are recognized on an as incurred basis. At December 31, 2005, approximately $11 million was recorded related to the properties. No recoveries under insurance were recognized at year end 2005 because amounts incurred did not exceed deductibles under applicable insurance policies. Subsequent to December 31, 2005 and through March 31, 2006, approximately $11 million of additional losses have been recognized which were offset by approximately $5 million of estimated insurance recoveries.

7.	Supplementary Oil and Gas Information (Unaudited)

Proved Reserve Estimates

The following estimates of the net proved oil and gas reserves of the Kerr-McGee Properties are based on evaluations prepared by our engineers and third-party independent petroleum consultants. Reserves were estimated in accordance with guidelines established by the Securities and Exchange Commission (“SEC”) and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost escalations except by contractual arrangements. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, reserve estimates are expected to change as additional performance data becomes available.

Our third-party independent petroleum consultants prepared reserve estimates as of September 30, 2005. From this report, the reserve estimates for the calendar years ending December 31, 2005, 2004, 2003 and 2002 were made internally utilizing actual production rates and changes in prices for the intervening periods as well as capital expenditures and expenses as they occurred.

Estimated quantities of proved domestic oil and gas reserves and of changes in quantities of proved developed and undeveloped reserves in thousands of barrels (“MBbls”) and millions of cubic feet (“MMcf”) for each of the periods indicated are shown below.

	Oil (MBbls)	Natural Gas (MMcf)
Proved reserves at January 1, 2003	13,758	217,564
Production(3)	(2,507)	(26,206)
Revisions to estimates(1)	444	5,424

Proved reserves at December 31, 2003	11,695	196,782
Production(3)	(3,031)	(36,110)
Revisions to estimates(1)	723	2,239
Purchases of minerals in place(2)	7,921	117,167

Proved reserves at December 31, 2004	17,308	280,078
Production	(3,870)	(47,132)
Revisions to estimates(1)	935	6,646

Proved reserves at December 31, 2005	14,373	239,592

Year-end proved developed reserves:
2005	10,632	158,711
2004	13,723	201,158
2003	9,176	147,604

(1)	For purposes of this presentation, as prior years’ reserve studies were not made, reserves for prior years were computed using only production rollbacks, acquisitions of minerals in place and the effect of changes in economic value, in which case “revisions to estimates” amounts are due to pricing only.

W&T Offshore, Inc. and Subsidiaries

Notes to Statements of Revenues and Direct Operating Expenses of Certain

Oil and Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation—(Continued)

(2)	As described in Note 2, a Kerr-McGee Corporation subsidiary merged with Westport Resources Corporation in 2004. The volumes presented in the above table related to this transaction in 2004 are limited to those being transferred to the Company.
(3)	Production for the Westport Properties for calendar year 2003 and the period of 2004 before the Kerr-McGee merger on June 25, 2004 was 1,546 MBbls and 31,519 MMcf and 1,697 MBbls and 14,668 MMcf, respectively.

Standardized Measure of Discounted Future Net Cash Flows

The following table sets forth the computation of the standardized measure of discounted future net cash flows relating to proved reserves and the changes in such cash flows in accordance with Statement of Financial Accounting Standards No. 69 (“SFAS No. 69”), Disclosures about Oil and Gas Producing Activities. The standardized measure is the estimated excess future cash inflows from proved reserves less estimated future production and development costs, estimated plugging and abandonment costs, estimated future income taxes and a discount factor. Future cash inflows represent expected revenues from production of period-end quantities of proved reserves based on period-end prices in existence at year end as shown below, which are generally based on an index adjusted by lease for quality, transportation fees, energy content, and regional price differentials.

Year Ended December 31,	Oil Price ($/Bbl)	Gas Price ($/Mcf)
2005	$53.38	$9.98
2004	36.50	6.47
2003	26.16	5.93

Escalation based on inflation, federal regulatory changes and supply and demand are not considered. Estimated future production costs, including production taxes and direct operating costs, and future development costs related to period-end reserves are based on period-end costs. Inflation and other anticipatory costs are not considered until the actual cost change takes effect. Estimated future income tax expenses are computed using the appropriate period-end statutory tax rates and are based upon our estimated tax basis for its purchase of the Kerr-McGee Properties for each period presented. This does not represent the historical Kerr-McGee tax basis in the respective properties, in as much as such tax basis is not available to us. A discount rate of 10% is applied to the annual future net cash flows.

The methodology and assumptions used in calculating the standardized measure are those required by SFAS No. 69. The standardized measure is not intended to be representative of the fair market value of the proved reserves. The calculations of revenues and costs do not necessarily represent the amounts to be received or expended.

W&T Offshore, Inc. and Subsidiaries

Notes to Statements of Revenues and Direct Operating Expenses of Certain

Oil and Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation—(Continued)

The standardized measure of discounted future net cash flows related to the proved oil and gas reserves of the Kerr-McGee Properties is as follows (in thousands):

	Year Ended December 31,
	2005	2004	2003
Standardized Measure of Discounted Future Net Cash Flows
Future cash inflows	$3,158,922	$2,442,828	$1,473,203
Future costs:
Production	(425,742)	(415,303)	(332,051)
Development	(224,978)	(267,343)	(190,383)
Dismantlement and abandonment	(181,698)	(184,094)	(151,095)

Future net cash flows before income taxes	2,326,504	1,576,088	799,674
Future income taxes	(376,505)	(350,488)	(175,371)

Future net cash flows before 10% discount	1,949,999	1,225,600	624,303
10% annual discount factor	(483,111)	(314,670)	(177,775)

	$1,466,888	$910,930	$446,528

	Year Ended December 31,
	2005	2004	2003
Changes in Standardized Measure
Standardized measure, beginning of year	$910,930	$446,528	$337,330
Sales and transfers of oil and gas produced, net of production expenses	(466,354)	(353,978)	(163,322)
Net changes in price, net of future production costs	797,543	185,739	188,352
Purchases of minerals in place	—	632,325	—
Development costs incurred during the period (including plug and abandonment costs)	44,761	40,281	59,373
Revision of quantity estimates	77,326	24,115	24,740
Accretion of discount	117,143	88,812	42,818
Net change in income taxes	(22,725)	(135,068)	(34,579)
Changes in production rates due to timing and other	8,264	(17,824)	(8,184)

Net increase in standardized measure	555,958	464,402	109,198

Standardized measure, end of year	$1,466,888	$910,930	$446,528

W&T Offshore, Inc. and Subsidiaries

Unaudited Interim Statements of Revenues and Direct Operating Expenses of Certain Oil

and Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation

	Three Months Ended March 31,
	2006	2005
	(in thousands)
Revenues—oil and gas sales	$111,548	$151,440
Direct operating expenses	31,977	22,475

Revenues in excess of direct operating expenses	$79,571	$128,965

W&T Offshore, Inc. and Subsidiaries

Notes to Unaudited Interim Statements of Revenues and Direct Operating Expenses of Certain

Oil and Gas Properties to be Acquired through Merger from Kerr-McGee Oil & Gas Corporation

1.	Background and Basis of Presentation

On January 23, 2006, W&T Offshore, Inc. (the “Company,” “we,” “our” or “us”) entered into an Agreement and Plan of Merger with Kerr-McGee Oil & Gas Corporation (“Kerr-McGee”) whereby the Company will acquire through merger substantially all of Kerr-McGee’s interests on the outer continental shelf of the Gulf of Mexico. According to the terms of the agreement, the Company and Kerr-McGee agreed to merge W&T Energy V, LLC, a wholly owned subsidiary of the Company, with Kerr-McGee Oil & Gas (Shelf) LLC, a wholly owned subsidiary of Kerr-McGee. Upon closing of the merger, the Company will own 100% of the membership interest in the Kerr-McGee subsidiary, which owns such Kerr-McGee Properties. The agreement is effective as of October 1, 2005 and is expected to close during the third quarter of 2006.

The statements include revenues associated with oil, natural gas and natural gas liquids production and direct lease operating and production expenses (including transportation, property insurance, production taxes and repairs and maintenance). Because Kerr-McGee’s shelf and deepwater properties were not separate legal entities, the accompanying unaudited interim statements vary from an income statement in that they do not show certain expenses that were incurred in connection with ownership and operation of the Kerr-McGee Properties including, but not limited to, general and administrative expenses and income taxes. These costs were not separately allocated to the properties in the accounting records of the Kerr-McGee Properties. In addition, these allocations, if made using historical general and administrative structures and tax burdens, would not produce allocations that would be indicative of the historical performance of the Kerr-McGee Properties had they been our properties due to the greatly differing size, structure, operations and accounting of the Company and Kerr-McGee. The accompanying unaudited interim statements also do not include provisions for depreciation, depletion, amortization and accretion, as such amounts would not be indicative of the costs which we would incur upon allocation of the base merger consideration.

For the above reasons, primarily the lack of segregated or easily obtainable reliable data on property values and related working capital, a balance sheet is not presented for the Kerr-McGee Properties.

The accompanying unaudited interim statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. For further information, refer to the audited statements of revenues and direct operating expenses for the years ended December 31, 2005, 2004 and 2003.

Revenue derived from product sales is recognized when a sales arrangement exists, delivery has occurred, sales price is fixed or determinable and collectibility is reasonably assured. Oil and gas sales involving balancing arrangements among partners are recognized as revenues when the oil or gas is sold using the entitlements method of accounting based on the Kerr-McGee Properties’ net revenue interest and a receivable or deferred revenue is recorded for any imbalance. During the periods covered by these statements, both the quantity and dollar amount of oil and gas balancing arrangements were not material.

2.	Storm Related Effects

During the third quarter of 2005, the Gulf of Mexico region experienced the impact of two major hurricanes. Revenues for the three months ended March 31, 2006 reflect the impact of reduced production rates, compared to the three months ended March 31, 2005. Direct operating expenses for the three months ended March 31, 2006 reflect the impact of hurricane repair costs recorded as incurred, compared to the three months ended March 31, 2005. During the first quarter of 2006, production was approximately 142 MMcfe per day compared to approximately 243 MMcfe per day in the first quarter of 2005.

W&T OFFSHORE, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information of W&T Offshore, Inc. (“W&T,” “we,” “our,” “us” or “the Company”) as of and for the three months ended March 31, 2006 and the year ended December 31, 2005, illustrates the effect on the Company’s historical financial position and results of operations of the Kerr-McGee Transaction, including an offering of the Company’s common stock to provide funds for the Kerr-McGee Transaction and for general corporate purposes and borrowings under the Company’s $1.3 billion senior secured credit facility to partially fund the Kerr-McGee Transaction (the “Transactions”). The unaudited pro forma condensed consolidated balance sheet was prepared assuming that the Transactions had occurred on March 31, 2006. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2005 and for the three months ended March 31, 2006 were prepared assuming that the Transactions had occurred on January 1, 2005.

The unaudited pro forma adjustments that are described in the accompanying notes and the resulting unaudited pro forma condensed consolidated financial information are based on available information and certain assumptions we believe are reasonable in connection with the Transactions as described above. These assumptions are subject to change, for example, if the Company were to draw solely on its available credit facility for purposes of funding the Kerr-McGee Transaction (see notes to unaudited pro forma condensed consolidated financial information). In our opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The unaudited pro forma condensed consolidated financial information does not purport to represent what the Company’s financial position or results of operations would have been had the Transactions occurred on the dates indicated or the financial position or results of operations for any future date or period. Certain reclassifications of the historical direct operating expenses of the oil and gas properties to be acquired through the Kerr-McGee Transaction (“Kerr-McGee Properties”) were made to coincide with the Company’s historical financial statement classifications.

The adjusted purchase price and purchase price allocation are preliminary and will be finalized after the closing of the Kerr-McGee Transaction based on the fair value of current assets and liabilities, long-term liabilities, proven and unproven oil and gas properties and identifiable intangible assets. We continue to evaluate these items; therefore, the final adjusted purchase price and purchase price allocation may differ materially from that presented in the unaudited pro forma condensed consolidated balance sheet.

The unaudited pro forma condensed consolidated financial information and accompanying notes should be read in conjunction with the historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are set forth in our annual report on Form 10-K for the year ended December 31, 2005 and in our quarterly report on Form 10-Q for the quarter ended March 31, 2006. The unaudited pro forma condensed consolidated financial information and accompanying notes should also be read in conjunction with the statement of revenues and direct operating expenses of the Kerr-McGee Properties for the year ended December 31, 2005 and for the three months ended March 31, 2006.

W&T OFFSHORE, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2006

(In thousands)

	Historical	Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$136,053	$308,842	(a)	$7,369
		702,500	(b)
		(1,140,026	)(d)
Receivables:
Oil and gas sales	29,184	—		29,184
Joint interest and other	56,031	—		56,031

Total receivables	85,215	—		85,215
Royalty deposits	5,166	—		5,166
Prepaid expenses and other assets	31,429	(25,000	)(d)	6,429

Total current assets	257,863	(153,684)		104,179
Property and equipment—at cost
Oil and gas properties and equipment—full cost method of accounting	1,600,161	1,165,026	(d)	2,892,049
		126,862	(e)
Furniture, fixtures and equipment	9,290	—		9,290

Total property and equipment	1,609,451	1,291,888		2,901,339
Less accumulated depreciation, depletion and amortization	764,421	—		764,421

Net property and equipment	845,030	1,291,888		2,136,918
Restricted deposits for asset retirement obligations	10,426	—		10,426
Other assets	7,867	(929	)(c)	6,938

Total assets	$1,121,186	$1,137,275		$2,258,461

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$155,843	$—		$155,843
Current maturities of long-term debt	—	363,362	(b)	363,362
Undistributed oil and gas proceeds	8,564	—		8,564
Asset retirement obligations	37,511	1,500	(e)	39,011
Accrued liabilities	5,384	—		5,384
Income taxes	37,003	(325	)(c)	36,678

Total current liabilities	244,305	364,537		608,842
Long-term debt	—	339,138	(b)	339,138
Asset retirement obligations, less current portion	115,367	125,362	(e)	240,729
Deferred income taxes	158,833	—		158,833
Other liabilities	4,021	—		4,021
Commitments and contingencies
Shareholders’ equity:
Common stock	1	—		1
Additional paid-in capital	53,762	308,842	(a)	362,604
Retained earnings	544,897	(604	)(c)	544,293

Total shareholders’ equity	598,660	308,238		906,898

Total liabilities and shareholders’ equity	$1,121,186	$1,137,275		$2,258,461

See accompanying notes.

W&T OFFSHORE, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2005

(In thousands, except per share data)

	W&T Historical	Kerr- McGee Properties Historical	Adjustments		Pro Forma
Revenues:
Oil and gas revenues	$584,564	$561,526	$—		$1,146,090
Other	572	538	—		1,110

Total revenues	585,136	562,064	—		1,147,200
Operating costs and expenses:
Lease operating	71,758	87,605	—		159,363
Production taxes	712	3,179	—		3,891
Gathering and transportation	11,990	4,926	—		16,916

Revenues in excess of direct operating expenses	500,676	$466,354	—		967,030

Depreciation, depletion and amortization	174,771		291,055	(f)	465,826
Asset retirement obligation accretion	9,062		9,608	(g)	18,670
General and administrative	28,418		8,026	(h)	36,444

Operating income	288,425		(308,689)		446,090
Other income (expense):
Interest and dividend income	2,746		—		2,746
Interest expense	(1,145)		(49,510	)(i)	(52,005)
			(1,350	)(j)

Total other income (expense)	1,601		(50,860)		(49,259)

Income before income taxes	290,026		(359,549)		396,831
Income taxes	101,003		37,382	(k)	138,385

Net income	$189,023		$(396,931)		$258,446

Per common share:
Net income—basic	$2.91				$3.52
Net income—diluted	2.87				3.47
Weighted average number of shares outstanding:
Basic	64,982				73,482
Diluted	65,971				74,471

See accompanying notes.

W&T OFFSHORE, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

THREE MONTHS ENDED MARCH 31, 2006

(In thousands, except per share data)

	W&T Historical	Kerr-McGee Properties Historical	Adjustments		Pro Forma
Revenues:
Oil and gas revenues	$156,852	$111,268	$—		$268,120
Commodity derivative income	5,276	—	—		5,276
Other	2	280	—		282

Total revenues	162,130	111,548	—		273,678
Operating costs and expenses:
Lease operating	15,780	29,992	—		45,772
Production taxes	50	1,028	—		1,078
Gathering and transportation	1,206	957	—		2,163

Revenues in excess of direct operating expenses	145,094	$79,571	—		224,665

Depreciation, depletion and amortization	46,838		56,962	(f)	103,800
Asset retirement obligation accretion	2,254		2,523	(g)	4,777
General and administrative	11,660		2,006	(h)	13,666

Operating income	84,342		(61,491)		102,422

Other income (expense):
Interest and dividend income	1,627		—		1,627
Interest expense	(305)		(7,458	)(i)	(7,763)
			—	(j)

Total other income (expense)	1,322		(7,458)		(6,136)

Income before income taxes	85,664		(68,949)		96,286
Income taxes	29,833		3,718	(k)	33,551

Net income	$55,831		$(72,667)		$62,735

Per common share:
Net income—basic	$0.85				$0.84
Net income—diluted	0.85				0.84

Weighted average number of shares outstanding:
Basic	65,971				74,471
Diluted	65,994				74,494

See accompanying notes.

W&T OFFSHORE, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Pro Forma Financial Information Assumptions

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2006 reflects the following adjustments.

(a)	To give effect to the sale of 8.5 million shares of the Company’s common stock at $37.64 per share, less an underwriting discount of approximately $9.6 million and expenses related to the offering of approximately $1.5 million in preparation of closing the Kerr-McGee Transaction and for general corporate purposes.

(b)	To record the initial borrowing under the Company’s $1.3 billion senior secured credit facility in preparation of closing the Kerr-McGee Transaction and the payment of $22.5 million of issuance costs. Estimated net proceeds to the Company from this borrowing are as follows (in thousands):

Borrowings:
Tranche A term loan	$425,000	Interest—LIBOR plus 2.50% to LIBOR plus 2.75%
Tranche B term loan	300,000	Interest—LIBOR plus 2.25%
Revolving facility	—	Interest—LIBOR plus 2.50% to LIBOR plus 2.75%

Total borrowings	725,000
Issuance costs	(22,500)

Net proceeds	$702,500

Current maturities are based on the terms of the credit facility and availability to the Company subsequent to June 30, 2006.

(c)	To write off unamortized debt issuance costs related to the Company’s previous credit facility.

(d)	To record the acquisition through merger of substantially all of Kerr-McGee’s interests on the outer continental shelf of the Gulf of Mexico for an adjusted purchase price of $1,165.0 million. Purchase price adjustments were made for, among other things, the value of oil and gas produced and sold between the effective date of October 1, 2005 and March 31, 2006. Other adjustments related to the value of certain stored oil and natural gas liquids, expenses related to post-effective date operations, post-closing expenses related to pre-closing operations, property defects and estimated costs associated with liabilities incurred before closing have not been considered. Purchase price adjustments made at the closing of the Kerr-McGee Transaction, which is expected to occur in the third quarter of 2006, are subject to review, reconciliation and a resolution process, which is expected to be completed within 120 days following the actual closing.

(e)	To record asset retirement obligations related to oil and gas properties acquired in the Kerr-McGee Transaction of $126.9 million.

The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2005 and the three months ended March 31, 2006 reflect the following adjustments.

(f)	To reflect depreciation, depletion and amortization associated with oil and gas properties acquired in the Kerr-McGee Transaction. For purposes of these pro forma financial statements, all oil and gas property acquisition costs were included in the amortization base. However, pending the actual closing of the Kerr- McGee merger and finalization of the purchase price allocation of the Kerr-McGee Properties, we may decide to exclude the costs of certain Kerr-McGee unevaluated properties from the amortization base.

(g)	To reflect accretion of discount on asset retirement obligations associated with oil and gas properties acquired in the Kerr-McGee Transaction.

(h)	To adjust general and administrative expenses due to the addition of personnel required to manage the Company after the Kerr-McGee Transaction and additional office space.

(i)	To adjust interest expense for borrowings under the senior secured credit facility and amortization of related debt issuance costs.

W&T OFFSHORE, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

(j)	To write off unamortized debt issuance costs related to the Company’s previous credit facility.

(k)	To adjust income tax expense for the effects of the revenues in excess of direct operating expenses of the Kerr-McGee Properties and adjustments (f) through (j) based on the federal statutory rate of 35%.

Selected Pro Forma Information

In the event that the Company were to fund the Kerr-McGee Transaction solely based on borrowings available under the credit facility without consideration given to any proceeds from an equity offering, selected unaudited pro forma balance sheet information and net income would be as follows (in thousands):

	March 31, 2006
	As Presented	Debt Financing
Total assets	$2,258,461	$2,249,619
Current liabilities	608,842	608,842
Noncurrent liabilities	742,721	1,042,721
Shareholders’ equity	906,898	598,056

	Year Ended December 31, 2005	Three Months Ended March 31, 2006
Net income (as presented)	$258,446	$62,735
Net income (debt financing)	248,213	59,494

Pro Forma Oil and Natural Gas Reserve Information

The following unaudited pro forma oil and natural gas reserve information illustrates how the oil and gas reserve and standardized measure information of the Company and the Kerr-McGee Properties may have appeared had the businesses actually been merged as of December 31, 2004.

	W&T	Kerr-McGee Properties	Total
Proved Reserves—Oil (MBbls)
At beginning of year	39,981	17,308	57,289
Revisions of previous estimates	2,456	935	3,391
Extensions, discoveries and other additions	5,920	—	5,920
Purchase of producing properties	1,665	—	1,665
Production	(4,085)	(3,870)	(7,955)

Proved oil reserves at December 31, 2005	45,937	14,373	60,310

	W&T	Kerr-McGee Properties	Total
Proved Reserves—Natural Gas (MMcf)
At beginning of year	227,573	280,078	507,651
Revisions of previous estimates	5,546	6,646	12,192
Extensions, discoveries and other additions	25,120	—	25,120
Purchase of producing properties	4,229	—	4,229
Production	(46,548)	(47,132)	(93,680)

Proved natural gas reserves at December 31, 2005	215,920	239,592	455,512

W&T OFFSHORE, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION (Continued)

	Year Ended December 31, 2005
	W&T	Kerr-McGee Properties	Total
	(in thousands)
Standardized Measure of Discounted Future Net Cash Flows
Future cash inflows	$4,697,926	$3,158,922	$7,856,848
Future costs:
Production	(504,741)	(425,742)	(930,483)
Development	(433,572)	(224,978)	(658,550)
Dismantlement and abandonment	(220,943)	(181,698)	(402,641)

Future net cash flows before income taxes	3,538,670	2,326,504	5,865,174
Future income taxes	(1,146,073)	(376,505)	(1,522,578)

Future net cash inflows before 10% discount	2,392,597	1,949,999	4,342,596
10% annual discount factor	(796,151)	(483,111)	(1,279,262)

Standardized measure of discounted future net cash flows	$1,596,446	$1,466,888	$3,063,334

	Year Ended December 31, 2005
	W&T	Kerr-McGee Properties	Total
	(in thousands)
Changes in Standardized Measure
Standardized measure, beginning of year	$974,788	$910,930	$1,885,718
Sales and transfers of oil and gas produced, net of production costs	(500,676)	(466,354)	(967,030)
Net changes in price, net of future production costs	900,738	797,543	1,698,281
Extensions and discoveries, net of future production and development costs	224,965	—	224,965
Changes in estimated future development costs (including plug and abandonment costs)	(143,296)	—	(143,296)
Development costs incurred during the period (including plug and abandonment costs)	192,475	44,761	237,236
Revisions of quantity estimates	113,390	77,326	190,716
Accretion of discount	129,387	117,143	246,530
Net change in income taxes	(315,100)	(22,725)	(337,825)
Purchases of reserves in place	91,306	—	91,306
Changes in production rates due to timing and other	(71,531)	8,264	(63,267)

Net increase in standardized measure	621,658	555,958	1,177,616

Standardized measure, end of year	$1,596,446	$1,466,888	$3,063,334

APPENDIX A

[Netherland, Sewell & Associates, Inc. Letterhead]

January 30, 2006

Mr. Clifford J. Williams

W&T Offshore, Inc.

One Lakeway Center, Suite 1200

3900 North Causeway Boulevard

Metairie, Louisiana 70002

Dear Mr. Williams:

In accordance with your request, we have estimated the proved, probable, and possible reserves and future revenue, as of December 31, 2005, to the W&T Offshore, Inc. (W&T) interest in certain oil and gas properties located in state waters offshore Louisiana and Texas and in federal waters in the Gulf of Mexico, as listed in the accompanying tabulations. This report has been prepared using constant prices and costs, as discussed in subsequent paragraphs of this letter. The estimates of proved reserves and future revenue in this report conform to the guidelines of the Securities and Exchange Commission (SEC), except that, at your request, future abandonment costs have not been included in our estimates of future net revenue. Also, inasmuch as the SEC does not recognize probable or possible reserves, the sections of this report dealing with such reserves should not be used in filings with the SEC.

As presented in the accompanying summary projections, Tables I through VII, we estimate the net reserves and future net revenue to the W&T interest in these properties, as of December 31, 2005, to be:

	Net Reserves			Future Net Revenue(1) (M$)
Category	Oil (MBBL)	NGL (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed
Producing	7,161.3	1,355.6	68,982.3	945,881.3	781,458.5
Shut-In(2)	1,594.1	207.5	12,684.1	173,123.5	145,661.1
Non-Producing(2)	12,870.2	1,584.1	88,328.3	1,500,491.5	934,306.3
Proved Undeveloped	20,590.7	573.9	45,924.9	1,140,116.5	647,153.3

Total Proved(3)	42,216.2	3,721.2	215,919.6	3,759,613.2	2,508,579.5

(1)	Estimates do not include future abandonment costs.
(2)	Proved developed shut-in reserves are categorized separately from proved developed non-producing reserves to account for wells shut in because of hurricanes in 2005.
(3)	Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved developed producing, proved developed shut-in, proved developed non producing and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. In 2005, hurricanes Katrina and Rita combined to cause, for the first time, long-term shut-down of production and transportation facilities throughout the Gulf of Mexico. To account for this unprecedented devastation, proved reserves associated with production and transportation facilities that are still not operable as of December 31, 2005, have been classified as proved developed shut-in reserves. Definitions of all reserve categories are presented immediately following this letter.

As shown in the Table of Contents, for each reserve category this report includes a summary projection of reserves and revenue along with one-line summaries of reserves and economics by lease. Also included are summary projections of reserves and revenue by reserve category for each field.

Future gross revenue to the W&T interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and their related facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. At your request, our estimates also do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

Oil and NGL prices used in this report are based on a December 31, 2005, West Texas Intermediate posted price of $57.75 per barrel and are adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used in this report are based on the December 31, 2005, Tennessee (LA, 500 Leg) spot market price of $9.73 per MMBTU and are adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines.

Lease and well operating costs used in this report are based on operating expense records of W&T. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include direct lease- and field-level costs and W&T’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment. It is our understanding that insurance proceeds will cover the entire cost to repair damage caused by hurricanes Katrina and Rita, so no additional capital costs are included for proved developed shut-in reserves.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the W&T interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on W&T receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. The reserves may or may not be recovered; if they are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from W&T Offshore, Inc., other interest owners, various operators of the properties, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours, NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Frederic D. Sewell, P.E.
Frederic D. Sewell, P.E. Chairman and Chief Executive Officer

By:	/s/ Thomas M. Souers, P.E.	By:	/s/ Patrick B. Ely, P.G.
	Thomas M. Souers, P.E. Vice President and Senior Technical Advisor		Patrick B. Ely, P.G. Vice President

Date Signed: January 30, 2006		Date Signed: January 30, 2006

TMS:RJK

APPENDIX B

[Netherland, Sewell & Associates, Inc. Letterhead]

April 7, 2006

Mr. Clifford J. Williams

W&T Offshore, Inc.

One Lakeway Center, Suite 1200

3900 North Causeway Boulevard

Metairie, Louisiana 70002

Dear Mr. Williams:

In accordance with your request, we have estimated the proved reserves and future revenue, as of September 30, 2005, to the Kerr-McGee Oil & Gas (Shelf) LLC (referred to herein as “KM Shelf”) interest in certain oil and gas properties located in state waters offshore Louisiana and in federal waters in the Gulf of Mexico, as listed in the accompanying tabulations. It is our understanding that KM Shelf, a wholly-owned subsidiary of Kerr-McGee Oil & Gas Corporation, will merge with a wholly-owned subsidiary of W&T Offshore, Inc. (W&T). Upon completion of the merger, which is effective as of October 1, 2005, and is expected to close during the second quarter of 2006, W&T will own 100 percent of KM Shelf. This report has been prepared using constant prices and costs, as discussed in subsequent paragraphs of this letter. The estimates of reserves and future revenue in this report conform to the guidelines of the Securities and Exchange Commission (SEC), except that, at your request, future abandonment costs have not been included in our estimates of future net revenue.

As presented in the accompanying summary projections, Tables I through V, we estimate the net reserves and future net revenue to the KM Shelf interest in these properties, as of September 30, 2005, to be:

	Net Reserves			Future Net Revenue(1) (M$)
Category	Oil (MBBL)	NGL (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed
Producing	5,733.0	444.0	59,055.0	1,091,792.6	914,236.7
Shut-In(2)	2,412.6	58.6	48,832.3	805,103.7	659,783.7
Non-Producing(2)	2,383.8	689.0	61,328.0	1,014,092.0	705,743.9
Proved Undeveloped	3,366.2	509.4	82,511.5	1,265,702.2	800,150.0

Total Proved(3)	13,895.6	1,700.9	251,726.8	4,176,690.7	3,079,914.2

(1)	Estimates do not include future abandonment costs.
(2)	Proved developed shut-in reserves are categorized separately from proved developed non-producing reserves to account for wells shut in because of hurricanes in 2005.
(3)	Totals may not add because of rounding.

The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved developed producing, proved developed shut-in, proved developed non producing, and proved undeveloped reserves. In accordance with SEC guidelines, our estimates do not include any probable or possible reserves that may exist for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. In 2005, hurricanes Katrina and Rita combined to cause, for the first time, long-term shut-down of production and transportation facilities throughout the Gulf of Mexico. To account for this unprecedented devastation, proved reserves associated with production and transportation facilities that are still not operable as of September 30, 2005, have been classified as proved developed shut-in reserves. Definitions of all reserve categories are presented immediately following this letter.

As shown in the Table of Contents, this report includes a summary projection of reserves and revenue along with one-line summaries of reserves and economics by lease. Also included are summary projections of reserves and revenue by reserve category for each field.

Future gross revenue to the KM Shelf interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, and operating expenses but before consideration of federal income taxes. In accordance with SEC guidelines, the future net revenue has been discounted at an annual rate of 10 percent to determine its “present worth.” The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and their related facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability. At your request, our estimates also do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

Oil and NGL prices used in this report are based on a September 30, 2005, West Texas Intermediate posted price of $63.00 per barrel and are adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used in this report are based on an estimated September 30, 2005, Tennessee (LA, 500 Leg) spot market price of $15.48 per MMBTU and are adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines.

Lease and well operating costs used in this report are based on operating expense records of Kerr-McGee Oil & Gas Corporation. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include direct lease- and field-level costs and KM Shelf’s estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment. It is our understanding that insurance proceeds will cover the entire cost to repair damage caused by hurricanes Katrina and Rita, so no additional capital costs are included for proved developed shut-in reserves.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the KM Shelf interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on the interest owner receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. The reserves may or may not be recovered; if they are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Also, estimates of reserves may increase or decrease as a result of future operations.

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc., nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from W&T Offshore, Inc.; Kerr-McGee Oil & Gas Corporation; public data sources; and the nonconfidential files of Netherland, Sewell & Associates, Inc. and were accepted as accurate. Supporting geologic, field performance, and work data are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours, NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E. President and Chief Operating Officer

By:	/s/ Thomas M. Souers, P.E.	By:	/s/ Patrick B. Ely, P.G.
	Thomas M. Souers, P.E. Vice President and Senior Technical Advisor		Patrick B. Ely, P.G. Vice President

Date Signed: April 7, 2006		Date Signed: April 7, 2006

TMS:RJK

PROSPECTUS

W&T OFFSHORE, INC.

Debt Securities

Common Stock

Preferred Stock

Depositary Shares

Securities Warrants

Guarantees of Debt Securities of W&T Offshore, Inc. by:

Offshore Energy I LLC

Offshore Energy II LLC

Offshore Energy III LLC

Gulf of Mexico Oil and Gas Properties LLC

W&T Energy V, LLC

W&T Energy VI, LLC

W&T Energy VII, LLC

We may offer and sell the securities listed above from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offering. Debt securities and preferred stock may be convertible into debt securities, preferred stock or common stock. Any debt securities we issue under this prospectus may be guaranteed by our domestic subsidiaries.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering and the terms of the securities being offered, including any guarantees by our domestic subsidiaries. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings. The securities may be offered separately or together in any combination or as a separate series.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.

Investing in our securities involves risks. Please see “ Risk Factors” for a discussion of certain risks that you should consider in connection with an investment in the securities.

We may offer the securities directly or through underwriters, agents or dealers. The supplements to this prospectus will designate the terms of our plan of distribution. See the discussion under the heading “Plan of Distribution” for more information on the topic.

Our executive offices are located at Eight Greenway Plaza, Suite 1330, Houston, Texas 77046, and our telephone number is (713) 626-8525. Our common stock is listed on the New York Stock Exchange under the symbol “WTI.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

This prospectus is dated April 3, 2006.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the “SEC,” utilizing a shelf registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. For further information about our business and the securities, you should refer to the registration statement and its exhibits. The exhibits to this registration statement contain the full text of certain contracts and other important documents summarized in this prospectus. Because these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we may offer, you should review the full text of these documents. You can obtain the registration statement from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information incorporated by reference or provided in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the securities covered by this prospectus in any state in which the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any other document incorporated by reference in this prospectus is accurate as of any date other than the dates of those documents.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus or any accompanying prospectus supplement to “W&T Offshore,” “we” or “our” are to W&T Offshore, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC (File No. 001-32414) pursuant to the Securities and Exchange Act of 1934. You may read and copy any documents that are filed at the SEC Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates from the Public Reference Section of the SEC at its Washington address. Please call the SEC at l-800-SEC-0330 for further information.

Our filings are also available to the public through the SEC’s website at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our shares of common stock are traded.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to documents previously filed. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

•	The description of our common stock contained in our Form 8-A dated January 24, 2005, including any amendment to that form that we may file in the future for the purpose of updating the description of our common stock;

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005; and

•	Our Current Reports on Form 8-K filed on January 23, 2006, January 24, 2006, January 27, 2006, February 24, 2006, March 7, 2006, March 16, 2006, March 23, 2006 and March 29, 2006 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act) subsequent to the date of this filing and until all of the securities described in this prospectus are sold or until terminate this offering (excluding any information furnished to the SEC) shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of this filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing or telephoning us at the following address and telephone number:

W&T Offshore, Inc.

Eight Greenway Plaza, Suite 1330

Houston, Texas 77046

Attention: Chief Financial Officer

(713) 626-8525

We also maintain a website at http://www.wtoffshore.com. However, the information on our website is not part of this prospectus.

RISK FACTORS

You should carefully consider the risks described below and the other information in this prospectus and the applicable prospectus supplement before deciding to invest in our securities. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Relating to the Oil and Natural Gas Industry and Our Business

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations and our ability to meet our capital expenditure obligations and financial commitments and to implement our business strategy.

The price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and are subject to wide price fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production and the levels of our production depend on numerous factors beyond our control. These factors include the following:

•	changes in global supply and demand for oil and natural gas;

•	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

•	the price and quantity of imports of foreign oil and natural gas;

•	acts of war or terrorism;

•	political conditions and events, including embargoes, affecting oil-producing activity;

•	the level of global oil and natural gas exploration and production activity;

•	the level of global oil and natural gas inventories;

•	weather conditions;

•	technological advances affecting energy consumption; and

•	the price and availability of alternative fuels.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis but may also reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil or natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures.

Hedging transactions may limit our potential gains.

In order to manage our exposure to price risks in the marketing of our oil and natural gas, we may periodically enter into oil and gas price hedging arrangements with respect to a portion of our expected production. While intended to reduce the effects of volatile oil and natural gas prices, hedging transactions, depending on the hedging instrument used, may limit our potential gains if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement;

•	the counterparties to our hedge contracts fail to perform the contracts; or

•	a sudden, unexpected event materially impacts oil or natural gas prices.

Lower oil and gas prices could negatively impact our ability to borrow.

Our current credit facility limits our borrowings to $230.0 million based on our borrowing base. The borrowing base is determined periodically at the discretion of the banks and is based in part on oil and gas prices. Additionally, we may enter into agreements in the future that contain covenants limiting our ability to incur indebtedness in addition to that incurred under our credit facility. These agreements may limit our ability to incur additional indebtedness based on specified financial covenants, ratios or other criteria. Lower oil and gas prices in the future could affect our ability to satisfy these covenants, ratios or other criteria and thus could reduce our ability to incur additional indebtedness.

There can be no assurance that our proved reserves will ultimately be developed or produced.

While we have a development plan for exploiting and producing all of our proved reserves, there can be no assurance that those reserves will ultimately be developed or produced. Furthermore, there can be no assurance that all of our undeveloped and non-producing reserves will ultimately be produced at the time periods we have planned, at the costs we have budgeted, or at all.

Relatively short production periods for our properties subject us to high reserve replacement needs and require significant capital expenditures to replace our reserves at a faster rate than companies whose reserves have longer production periods. Our failure to replace those reserves would result in decreasing reserves and production over time.

Unless we conduct successful development, exploitation and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reserves are generally characterized by declining production rates that vary depending upon reservoir characteristics and other factors. High production rates generally result in recovery of a relatively higher percentage of reserves from properties during the initial few years of production. The vast majority of our current operations are in the Gulf of Mexico. Production from reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the United States. As a result, our need to replace reserves from new investments is relatively greater than that of producers who recover lower percentages of their reserves over a similar time period, such as those producers who have a portion of their reserves outside the Gulf of Mexico in areas where the rate of reserve production is lower. We may not be able to develop, exploit, find or acquire additional reserves to sustain our current production levels or to grow production at rates we have recently experienced. In addition, due to the significant time requirements involved with exploration and development activities, particularly for wells in the deep shelf and deepwater, actual oil and gas production from new wells may not occur, if at all, for a considerable period of time following the commencement of any particular project.

Our future oil and natural gas reserves and production, and therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations and borrowings under our credit facility. In order to finance future capital expenditures, we may need to alter or increase our capitalization substantially through the issuance of debt or equity securities, the sale of production payments or other means. These changes in capitalization may significantly affect our financial risk profile.

Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may not be able to access additional bank debt, debt or equity or other methods of financing on an economic basis to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. By their nature, estimates of undeveloped reserves are less certain. Recovery of undeveloped reserves will require significant capital expenditures and successful drilling operations. Our future oil and natural gas reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

Competition for oil and natural gas properties and prospects is intense; some of our competitors have larger financial, technical and personnel resources that give them an advantage in evaluating and obtaining properties and prospects.

We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than we have. We actively compete with other companies in our industry when acquiring new leases or oil and gas properties. For example, new leases acquired from the Minerals Management Service, or MMS, are acquired through a “sealed bid” process and are generally awarded to the highest bidder. Our competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our competitors may also be able to pay more for productive oil and natural gas properties and exploratory prospects than we are able or willing to pay. On the acquisition opportunities made available to us, we compete with other companies in our industry for properties operated by third parties through a private bidding process, direct negotiations or some combination thereof. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted. The availability of properties for acquisition depends largely on the divesting practices of other oil and natural gas companies, commodity prices, general economic conditions and other factors we cannot control or influence.

We conduct exploration, exploitation and production operations on the deep shelf and in the deepwater of the Gulf of Mexico, which presents unique operating risks.

The deep shelf and the deepwater of the Gulf of Mexico are areas that have had limited historical drilling activity due, in part, to their geological complexity, depth and higher cost. There are additional risks associated with deep shelf and deepwater drilling that could result in substantial cost overruns and/or result in uneconomic projects or wells. Deeper targets are more difficult to detect with traditional seismic processing. Moreover, drilling expense and the risk of mechanical failure are significantly higher because of the additional depth and adverse conditions such as high temperature and pressure. For example, deepwater wells require specific kinds of rigs with significantly higher day rates than those rigs used in shallow water, and those rigs have limited availability. Deepwater wells have greater mechanical risks because the wellhead equipment is installed on the sea floor. Deepwater development costs can be significantly higher than shelf development costs because deepwater drilling requires bigger installation equipment; sophisticated sea floor production handling equipment; expensive, state-of-the-art platforms and/or investment in infrastructure. Deep shelf development can also be more expensive than conventional shelf projects as deep shelf development requires more actual drilling days and higher drilling and services costs due to extreme pressure and temperatures associated with greater drilling depths. Accordingly, we cannot assure you that our oil and natural gas exploration activities, in the deep shelf, the deepwater and elsewhere, will be commercially successful.

We are not the operator on certain of our properties, including many of our deepwater and deep shelf reserves; therefore, we may not be in a position to control the timing of development efforts, the associated costs, or the rate of production of the reserves.

As we carry out our drilling program in the deepwater and the deep shelf, we will not serve as operator of all planned wells. As a result, we may have limited ability to exercise influence over the operations of some non-operated properties or their associated costs. Our dependence on the operator and other working interest owners for these projects, and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others depend upon a number of factors that will be largely outside of our control, including:

•	the timing and amount of capital expenditures;

•	the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;

•	the operator’s expertise and financial resources:

•	approval of other participants in drilling wells;

•	selection of technology; and

•	the rate of production of the reserves.

Our business involves many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our development activities may be unsuccessful for many reasons, including adverse weather conditions (such as hurricanes and tropical storms in the Gulf of Mexico), cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure we will realize a profit on our investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical. In addition to their costs, unsuccessful wells can hurt our efforts to replace reserves.

Our business involves a variety of operating risks, including:

•	fires;

•	explosions;

•	blow-outs and surface cratering;

•	uncontrollable flows of natural gas, oil and formation water;

•	natural disasters, such as tropical storms, hurricanes and other adverse weather conditions;

•	pipe, cement, subsea well or pipeline failures;

•	casing collapses;

•	mechanical difficulties, such as lost or stuck oil field drilling and service tools;

•	abnormally pressured formations; and

•	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, well bores, platforms, gathering systems and processing facilities could be affected, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

•	injury or loss of life;

•	severe damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	clean-up responsibilities;

•	regulatory investigation and penalties;

•	suspension of our operations; and

•	repairs to resume operations.

Offshore operations are also subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from tropical storms, hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, exploitation and acquisitions or result in loss of equipment and properties.

Substantial acquisitions and exploitation activities could require significant external capital and could change our risk and property profile.

In order to finance acquisitions of properties and our exploitation activities, we may need to alter or increase our capitalization substantially through the issuance of debt or equity securities, the sale of production payments or other means. These changes in capitalization may significantly affect our financial risk profile.

Significant acquisitions or other transactions can change the character of our operations and business. The character of the new properties may be substantially different in operating or geological characteristics or geographic location than our existing properties. Furthermore, we may not be able to obtain external funding for any future acquisitions or other transactions or to obtain external funding on terms acceptable to us.

The geographic concentration of our properties in the Gulf of Mexico subjects us to an increased risk of loss of revenue or curtailment of production from factors affecting the Gulf of Mexico specifically.

The geographic concentration of our properties along the Texas and Louisiana Gulf Coast and adjacent waters on and beyond the outer continental shelf means that some or all of our properties could be affected by the same event should the Gulf of Mexico experience:

•	severe weather, including tropical storms and hurricanes;

•	delays or decreases in production, the availability of equipment, facilities or services;

•	delays or decreases in the availability of capacity to transport, gather or process production; or

•	changes in the regulatory environment.

Because all our properties could experience the same condition at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other operators who have properties over a wider geographic area.

Properties that we buy may not produce as projected and we may be unable to identify liabilities associated with the properties or obtain protection from sellers against them.

Our business strategy includes a continuing acquisition program. Our acquisition of oil and natural gas properties requires assessments of many factors that are inherently inexact and may be inaccurate, including the following:

•	acceptable prices for available properties;

•	amounts of recoverable reserves;

•	estimates of future oil and natural gas prices;

•	estimates of future exploratory, development and operating costs;

•	our estimates of the costs and timing of plug and abandonment; and

•	our estimates of potential environmental and other liabilities.

Our assessment of the acquired properties will not reveal all existing or potential problems, nor will it permit us to become familiar enough with the properties to fully assess their capabilities and deficiencies. In the course of our due diligence, we have not historically inspected every well, platform or pipeline. Even if we had inspected each of these, our inspections may not have revealed structural and environmental problems, such as pipeline corrosion or groundwater contamination. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We maybe required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

We may encounter difficulties integrating the operations of newly acquired oil and gas properties or businesses.

We may encounter difficulties integrating the operations of newly acquired oil and gas properties or businesses. In particular, we will face significant challenges in consolidating functions and integrating procedures, personnel and operations in an effective manner. The failure to successfully integrate such properties or businesses into our business may adversely affect our business and results of operations. Any future acquisitions we make may involve numerous risks, including:

•	potential disruption of our ongoing business;

•	exposure to unknown liabilities;

•	our lack of drilling history in the geographic areas in which the acquired business operates;

•	the loss of key members of the acquired businesses following the acquisition;

•	increased administration of new personnel; and

•	additional costs due to entering new geographic locations and duplication of key talent.

Additionally, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may have substantially different operating and geological characteristics or be in different geographic locations than our existing properties. It is our current intention to continue focusing on acquiring properties with development and exploration potential located in the Gulf of Mexico area. To the extent that we acquire properties substantially different from the properties in our primary operating region or acquire properties that require different technical expertise, we may not be able to realize the economic benefits of these acquisitions as efficiently as with acquisitions within our primary operating region. We may not be successful in addressing these risks or any other problems encountered in connection with any acquisitions we may make.

If oil and natural gas prices decrease, we may be required to write-down the carrying values and/or the estimates of total reserves of our oil and natural gas properties.

Accounting rules applicable to us require that we review periodically the carrying value of our oil and natural gas properties for possible impairment. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, production data, economics and other factors, we may be required to write down the carrying value of our oil and natural gas properties. A write-down constitutes a non-cash charge to earnings. We may incur non-cash charges in the future, which could have a material adverse effect on our results of operations in the period taken. We may also reduce our estimates of the reserves that may be economically recovered, which could have the effect of reducing the total value of our reserves.

Our reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and the calculation of the present value of reserves.

In order to prepare the reserve estimates, our independent petroleum consultant projected production rates and timing of development expenditures. Our independent petroleum consultant also analyzed available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary and may not be in our control. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of our reserves. In addition, our independent petroleum consultant may adjust estimates of proved reserves to reflect production history, drilling results, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Prospects that we decide to drill may not yield oil or natural gas in commercially viable quantities or quantities sufficient to meet our targeted rate of return.

A prospect is a property in which we own an interest or have operating rights and have what our geoscientists believe, based on available seismic and geological information, to be indications of oil or natural gas. Our prospects are in various stages of evaluation, ranging from a prospect that is ready to be drilled to a prospect that will require substantial additional seismic data processing and interpretation. There is no way to predict in advance of drilling and testing whether any particular prospect will yield oil or natural gas in sufficient quantities to recover drilling or completion cost or to be economically viable, The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in commercial quantities. We cannot assure you that the analysis we perform using data from other wells, more fully explored prospects and/or producing fields will be useful in predicting the characteristics and potential reserves associated with our drilling prospects. As we focus our drilling efforts on deepwater and deep shelf targets, our drilling activities will likely become more expensive. In addition, the geological complexity of deepwater and deep shelf formations may make it more difficult for us to sustain our historical rates of drilling success. As a result, there can be no assurance that we will find commercially viable quantities of oil and natural gas, and therefore, there can be no assurance that we will achieve our targeted rate of return or have a positive rate of return on investment.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities, in some cases owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for a lack of a market or because of inadequacy or unavailability of pipelines or gathering system capacity. If that were to occur, then we would be unable to realize revenue from those wells until arrangements were made to deliver our production to market. We have, in the past, been required to shut in wells when hurricanes have caused or threatened damage to pipelines and gathering stations.

In some cases, our wells are tied back to platforms owned by parties who do not have an economic interest in the well, and we cannot be assured that such parties will continue to process our oil and natural gas.

In some cases, our wells are tied back to platforms owned by parties with no economic interests in our wells. Currently, a portion of our oil and natural gas is processed for sale on these platforms, and no other processing facilities would be available to process such oil and natural gas without significant investment by us.

We are subject to numerous laws and regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and natural gas, and operating safety. Future laws or regulations, any adverse change in the interpretation of existing laws and regulations or our failure to comply with existing legal requirements may harm our business, results of operations and financial condition. We may be required to make large and unanticipated capital expenditures to comply with governmental regulations, such as:

•	land use restrictions;

•	lease permit restrictions;

•	drilling bonds and other financial responsibility requirements, such as plug and abandonment bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	safety precautions;

•	operational reporting; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property and natural resource damages;

•	well reclamation cost; and

•	governmental sanctions, such as fines and penalties.

Our operations could be significantly delayed or curtailed and our cost of operations could significantly increase as a result of regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. It is also possible that a portion of our oil and gas properties could be subject to eminent domain proceedings or other government takings for which we may not be adequately compensated.

Our operations may incur substantial liabilities to comply with environmental laws and regulations.

Our oil and natural gas operations are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations:

•	require the acquisition of a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	impose substantial liabilities for pollution resulting from our operations.

Failure to comply with these laws and regulations may result in:

•	the assessment of administrative, civil and criminal penalties;

•	incurrence of investigatory or remedial obligations; and

•	the imposition of injunctive relief.

We have, in the past, been subject to investigation with respect to allegations that we did not comply with applicable environmental laws and regulations. Resolution of these matters has required considerable management time and expense.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination or if our operations met previous standards in the industry at the time they were performed. Our permits require that we report any incidents that cause or could cause environmental damages.

We operate a production platform in a National Marine Sanctuary.

Our oil and natural gas operation includes a production platform located in a National Marine Sanctuary in the Gulf of Mexico that is subject to special federal laws and regulations. Unique regulations related to operations in the Sanctuary include, among other things, prohibition of drilling activities within certain protected areas, restrictions on substances that may be discharged, depths of discharge in connection with drilling and production activities and limitations on mooring of vessels. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, incurrence of investigatory or remedial obligations or the imposition of injunctive relief, including cessation of production from wells associated with this platform.

The loss of senior management could adversely affect us.

To a large extent, we depend on the services of our senior management. The loss of the services of any of our senior management, including Tracy W. Krohn, our Chairman, Chief Executive Officer, President and Treasurer; W. Reid Lea, our Executive Vice President and Manager of Corporate Development; Jeffrey M. Durrant, our Senior Vice President of Exploration/Geoscience; or Joseph P. Slattery, our Senior Vice President of Operations, could have a negative impact on our operations. We do not maintain or plan to obtain any insurance against the loss of any of these individuals.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute our exploration and exploitation plans on a timely basis and within our budget.

Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploitation and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations. If the unavailability or high cost of rigs, equipment, supplies or personnel were particularly severe in Texas, Louisiana and the Gulf of Mexico, we could be materially and adversely affected because our operations and properties are concentrated in those areas. We must currently schedule rigs as much as four to nine months in advance.

Counterparty credit risk may negatively impact the conversion of our accounts receivables to cash.

Substantially all of our accounts receivable result from oil and natural gas sales or joint interest billings to third parties in the energy industry. This concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by any adverse changes in economic and other conditions. Recent market conditions resulting in downgrades to credit ratings of energy merchants have affected the liquidity of several of our purchasers. We continue to sell oil and natural gas to companies we believe are reasonable credit risks. In some cases, we have required purchasers to post letters of credit or provide other means of support to secure their performance under the purchase contracts. Based on the current demand for oil and natural gas, we do not expect that termination of sales to previous purchasers would have a material adverse effect on our ability to sell our production at favorable market prices.

Our insurance coverage may not be sufficient or may not be available to cover some liabilities or losses that we may incur.

The occurrence of a significant accident or other event not fully covered or not covered by our insurance could have a material adverse impact on our operations and financial condition. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. Because third party drilling contractors are used to drill our wells, we may not realize the full benefit of workmen’s compensation laws in dealing with their employees. In addition, pollution and environmental risks generally are not fully insurable.

Risks Related to Our Principal Shareholder, Tracy W. Krohn

We will be controlled by Tracy W. Krohn as long as he owns a majority of our outstanding common stock, and you will be unable to affect the outcome of shareholder voting during that time. This control may adversely affect the value of our common stock and inhibit potential changes of control.

Tracy W. Krohn controls approximately 40,752,007 shares of our common stock, representing approximately 61.8% of our voting interests as of March 15, 2006. As a result, Tracy W. Krohn has the ability to control the outcome of all matters requiring shareholder approval, and other investors, by themselves, will not be able to affect the outcome of any shareholder vote. As a result, Tracy W. Krohn, subject to any fiduciary duty owed to our minority shareholders under Texas law, is able to control all matters affecting us, including:

•	the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

•	the determination of incentive compensation, which may affect our ability to retain key employees;

•	any determinations with respect to mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our financing decisions and our capital raising activities;

•	our payment of dividends on our common stock;

•	amendments to our amended and restated articles of incorporation or bylaws; and

•	determinations with respect to our tax returns.

Mr. Krohn is generally not prohibited from selling a controlling interest in us to a third party. In addition, his concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that might be beneficial to our business. As a result, the market price of our common stock could be adversely affected.

In addition, because Tracy W. Krohn owns a majority of our common stock, we are a “controlled company” within the meaning of the rules of the New York Stock Exchange. As such, we are not required to comply with certain corporate governance rules of the New York Stock Exchange that would otherwise apply to us as a listed company on that exchange. These rules are generally intended to increase the likelihood that boards will make decisions in the best interests of shareholders. Specifically, we are not required to have a majority of independent directors on our board of directors, and we are not required to have nominating and corporate governance and compensation committees composed of independent directors. Should the interests of Tracy W. Krohn differ from those of other shareholders, the other shareholders will not be afforded the protections of having a majority of directors on the board who are independent from our principal shareholder.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets and the issuance of shares of common stock in future acquisitions.

Sales of a substantial number of shares of our common stock by us or by other parties in the public market or the perception that such sales may occur could cause the market price of our common stock to decline. In addition, the sale of such shares in the public market could impair our ability to raise capital through the sale of common or preferred stock.

In addition, in the future, we may issue shares of our common stock in connection with acquisitions of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of your shares, depending on market conditions at the time of an acquisition, the price we pay, the value of the business or assets acquired, and our success in exploiting the properties or integrating the businesses we acquire and other factors.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including documents incorporated by reference, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements give our current expectations or forecasts of future events. They include statements regarding our future operating and financial performance. Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. You should understand that the following important factors, in addition to those discussed in “Risk Factors” above and in the documents that are incorporated by reference in this prospectus, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in the forward-looking statements relating to:

•	amount, nature and timing of capital expenditures;

•	drilling of wells and other planned exploitation activities;

•	timing and amount of future production of oil and natural gas;

•	increases in production growth and proved reserves;

•	operating costs such as lease operating expenses, administrative costs and other expenses;

•	our future operating or financial results;

•	cash flow and anticipated liquidity;

•	our business strategy, including expansion into the deep shelf and the deepwater of the Gulf of Mexico, and the availability of acquisition opportunities;

•	exploration and exploitation activities and property acquisitions;

•	marketing of oil and natural gas;

•	timing and amount of future dividends;

•	industry competition, conditions, performance and consolidation; and

•	natural events such as severe weather, hurricanes, floods, fire and earthquakes.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus or as of the date of the report or document in which they are contained, and we undertake no obligation to update such information. We urge you to carefully review and consider the disclosures made in this prospectus and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business.

THE COMPANY

We are an independent oil and natural gas acquisition, exploitation and exploration company. Our goal is to generate a high return on equity through profitably increasing production and reserves. We are focused primarily in the Gulf of Mexico area, where we have developed significant technical expertise and where the high production rates associated with hydrocarbon deposits have historically provided us the best opportunity to achieve a rapid payback on our invested capital. We believe this focus and our historic success provide a solid foundation for higher impact capital projects in the Gulf of Mexico, including the deepwater (water depths in excess of 500 feet) and the deep shelf (well depths in excess of 15,000 feet).

We are a Texas corporation. Our principal executive offices are located at Eight Greenway Plaza, Suite 1330, Houston, Texas 77046. Our telephone number is (713) 626-8525. We maintain a website at

www.wtoffshore.com, which contains information about us. Our web site and the information contained on it and connected to it will not be deemed incorporated by reference into this prospectus. Our common stock is listed on the New York Stock Exchange under the symbol “WTI.”

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of our securities for general corporate purposes, which may include, among other things:

•	reduction or refinancing of debt or other corporate obligations;

•	additions to our working capital;

•	capital expenditures; and

•	potential future acquisitions.

Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS

TO FIXED CHARGES PLUS PREFERRED STOCK DIVIDENDS

The following table contains our consolidated ratios of earnings to fixed charges and earnings to fixed charges plus preferred stock dividends for the periods indicated. Dividends have been paid on common stock. We do not currently have any preferred stock outstanding.

	Year Ended December 31,
	2001	2002	2003	2004	2005
Ratio of earnings to fixed charges	14.5	15.4	47.5	65.1	98.8
Ratio of earnings to fixed charges plus preferred stock dividends	14.5	15.4	14.2	46.9	98.8

For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus preferred stock dividends:

(1)	earnings consist of pre-tax income before equity earnings and cumulative effect of change in accounting principle and fixed charges (excluding capitalized interest) and

(2)	“fixed charges” consist of interest expense, capitalized interest, amortization of debt discount and deferred financing costs and the interest portion of rental expense.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms of debt securities to which any prospectus supplement may relate. A prospectus supplement will describe the terms relating to any debt securities to be offered in greater detail, and may provide information that is different from this prospectus. If the information in the prospectus supplement differs with respect to the particular debt securities being offered from this prospectus, you should rely on the information in the prospectus supplement. The debt securities may be issued from time to time in one or more series. The particular terms of each series that are offered by a prospectus supplement will be described in the prospectus supplement.

We conduct a portion of our operations through subsidiaries. Unless the debt securities are guaranteed by our subsidiaries as described below, the rights of our company and our creditors, including holders of the debt securities, to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against such subsidiary.

The debt securities will be either our senior debt securities or our subordinated debt securities. The senior debt securities and the subordinated debt securities will be issued under separate indentures among us, our domestic subsidiaries, if our domestic subsidiaries are guarantors of the debt securities, and a trustee that meets certain requirements and is selected by us (the “Trustee”). Senior debt securities will be issued under a “Senior Indenture” and subordinated debt securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called “Indentures.”

We have summarized selected provisions of the Indentures below. The summary is not complete and is qualified in its entirety by express reference to the provisions of the Indentures. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to article or section numbers of the applicable Indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular article or sections or defined terms of the Indentures, those article or sections or defined terms are incorporated by reference herein or therein, as applicable. The Indentures will be subject to and governed by certain provisions of the Trust Indenture Act of 1939, and we refer you to the Indentures and the Trust Indenture Act for a statement of such provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

We may offer debt securities under this prospectus. The Indentures do not limit the aggregate amount of debt securities, and we may issue debt securities up to the aggregate principal amount which may be authorized from time to time by the board of directors. The Indentures provide that debt securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series (Section 301). We will determine the terms and conditions of the debt securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The debt securities will be our unsecured obligations.

The subordinated debt securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under “—Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any subordinated debt securities. If the prospectus supplement so indicates, the debt securities will be convertible into our common stock (Section 301).

If specified in the prospectus supplement, some or all of our domestic subsidiaries (the “Subsidiary Guarantors”) will fully and unconditionally guarantee (the “Subsidiary Guarantees”) on a joint and several basis the debt securities as described under “—Subsidiary Guarantees” and in the prospectus supplement. The

Subsidiary Guarantees will be unsecured obligations of each Subsidiary Guarantor. Subsidiary Guarantees of subordinated debt securities will be subordinated to the Senior Debt of the Subsidiary Guarantors on the same basis as the subordinated debt securities are subordinated to our Senior Debt (Article Thirteen).

The applicable prospectus supplement will set forth the price or prices at which the debt securities to be offered will be issued and will describe the following terms of such debt securities:

(1)	the designation, aggregate principal amount and authorized denominations of the debt securities;

(2)	whether the debt securities are senior debt securities or subordinated debt securities and, if subordinated debt securities, the related subordination terms;

(3)	whether any of the Subsidiary Guarantors will provide Subsidiary Guarantees of the debt securities;

(4)	any limit on the aggregate principal amount of the debt securities;

(5)	the dates on which the principal of the debt securities will be payable;

(6)	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

(7)	the places where payments on the debt securities will be payable;

(8)	any terms upon which the debt securities may be redeemed, in whole or in part, at our option;

(9)	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

(10)	the portion of the principal amount, if less than all, of the debt securities that will be payable upon declaration of acceleration of the Maturity of the debt securities;

(11)	whether the debt securities are defeasible;

(12)	any addition to or change in the Events of Default;

(13)	whether the debt securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;

(14)	any addition to or change in the covenants in the Indenture applicable to the debt securities; and

(15)	any other terms of the debt securities not inconsistent with the provisions of the Indenture (Section 301).

Debt securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any debt securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

Senior Debt Securities

The senior debt securities will be our direct-unsecured obligations and will constitute senior indebtedness (in each case as defined in the applicable Supplemental Indenture) ranking on a parity with all of our other unsecured and unsubordinated indebtedness.

Subordination of Subordinated Debt Securities

The indebtedness evidenced by the subordinated debt securities will, to the extent set forth in the Subordinated Indenture with respect to each series of subordinated debt securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the senior debt securities, and it may also be senior in right of payment to all of our Subordinated Debt (Article Twelve of the Subordinated Indenture). The prospectus supplement relating to any subordinated debt securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

•	the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshaling of assets or any bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the subordinated debt securities; and

•	the definition of Senior Debt applicable to the subordinated debt securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the subordinated debt securities of that series will be subordinated.

The failure to make any payment on any of the subordinated debt securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the subordinated debt securities arising from any such failure to make payment.

The subordination provisions described above will not be applicable to payments in respect of the subordinated debt securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the subordinated debt securities as described under “—Legal Defeasance and Covenant Defeasance.”

Subsidiary Guarantees

If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the debt securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.

Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will, jointly and severally, fully and unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our payment obligations under the Indentures and the debt securities of a series, whether for principal of, premium, if any, or interest on the debt securities or otherwise (all such obligations guaranteed by a Subsidiary Guarantor being herein called the “Guaranteed Obligations”). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under a Subsidiary Guarantee with respect to a Subsidiary Guarantor (Section 1302).

In the case of subordinated debt securities, a Subsidiary Guarantor’s Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the subordinated debt securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the subordinated debt securities are suspended by the subordination provisions of the Subordinated Indenture (Article Fourteen of the Subordinated Indenture).

Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally (Section 1306).

Each Subsidiary Guarantee will be a continuing guarantee and will:

(1) remain in full force and effect until either (a) payment in full of all the applicable debt securities (or such debt securities are otherwise satisfied and discharged in accordance with the provisions of the applicable Indenture) or (b) released as described in the following paragraph;

(2) be binding upon each Subsidiary Guarantor; and

(3) inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

In the event that a Subsidiary Guarantor ceases to be a Subsidiary, either legal defeasance or covenant defeasance occurs with respect to the series or all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor is sold, including by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be released and discharged of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee (Section 1304). In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

Form, Exchange and Transfer

The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof (Section 302).

At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount (Section 305).

Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities and debt securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in that connection. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any debt securities will be named in the applicable prospectus supplement (Section 305). We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the debt securities of each series (Section 1002).

If the debt securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any debt security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any debt security so selected for redemption, in whole or in part, except the unredeemed portion of any such debt security being redeemed in part (Section 305).

Global Securities

Some or all of the debt securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the debt securities they represent. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

Notwithstanding any provision of the Indentures or any debt security described in this prospectus, no Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;

(2) an Event of Default with respect to the debt securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated debt securities; or

(3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All debt securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct (Sections 205 and 305).

As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the debt securities that it represents for all purposes under the debt securities and the applicable Indenture (Section 308). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any debt securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated debt securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any debt securities that is represents for any purpose under the debt securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of debt securities take physical delivery of such debt securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, the Trustees or the agents of ourself, the Subsidiary Guarantors or the Trustees will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any Interest Payment Date will be made to the Person in whose name such debt security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest (Section 307).

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the debt securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on debt securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in the City of New York will be designated as sole Paying Agent for payments with respect to senior debt securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in the City of New York will be designated as the sole Paying Agent for payment with respect to subordinated debt securities of each series. Any other Paying Agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the debt securities of a particular series (Section 1002).

All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any debt security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such debt security thereafter may look only to us for payment (Section 1003).

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the Indentures including the due and punctual payment of the principal of any premium on, and any interest on, all of the outstanding debt securities and the performance of every covenant applicable to be performed or observed by us;

(2) immediately before and after giving pro forma effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

(3) we deliver to the trustee an officer’s certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance or transfer and such Supplemental Indenture comply with the foregoing provisions relating to such transaction; and

(4) several other conditions, including any additional conditions with respect to any particular debt securities specified in the applicable prospectus supplement, are met (Section 801).

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to debt securities of any series:

(1) failure to pay principal of or any premium on any debt security of that series when due, whether or not, in the case of subordinated debt securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2) failure to pay any interest on any debt securities of that series when due, continued for 30 days, whether or not, in the case of subordinated debt securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3) failure to deposit any sinking fund payment, when due, in respect of any debt security of that series, whether or not, in the case of subordinated debt securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4) failure to perform or comply with the provisions described under “—Consolidation, Merger and Sale of Assets”;

(5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding debt securities of that series, as provided in such Indenture;

(6) certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor; and

(7) if any Subsidiary Guarantor has guaranteed such series, the Subsidiary Guarantee of any such Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture) (Section 501).

If an Event of Default (other than an Event of Default with respect to W&T Offshore described in clause (6) above) with respect to the debt securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding debt securities of that series by notice as provided in the Indenture may declare the principal amount of the debt securities of that series (or, in the case of any debt security that is an Original Issue Discount Security, such portion of the principal amount of such debt security as may be specified in the terms of such debt security) to be due and payable immediately. If an Event of Default with respect to W&T Offshore described in clause (6) above with respect to the debt securities of any series at the time Outstanding occurs, the principal amount of all the debt securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture (Section 502). For information as to waiver of defaults, see “—Modification and Waiver” below.

A default under other indebtedness of the Company will not be a default under the Indentures and a default under one series of debt securities will not necessarily be a default under another series. Any additions, deletions or other changes to the Events of Default which will apply to a series of debt securities will be described in the prospectus supplement relating to such series of debt securities.

Under the Indentures, the trustee must give to the holders of each series of debt securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term default to include the events specified above without notice or grace periods). However, except in the case of default in the payment of principal of, any premium on, or any interest on any of the debt securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the debt securities of such series (Section 602).

Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default has occurred and is continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable indemnity (Section 603). Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the debt securities of that series (Section 512).

No Holder of a debt security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the debt securities of that series;

(2) the Holders of at least 25% in principal amount of the Outstanding debt securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

(3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507).

However, such limitations do not apply to a suit instituted by a Holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security or, if applicable, to convert such debt security (Section 508).

We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults (Section 1004).

Modification and Waiver

We and the trustee may, without the consent of the holders of the debt securities, enter into one or more Supplemental Indentures for, among others, one or more of the following purposes, provided that in the case of clauses (2), (3), (4) and (6), the interests of the holders of debt securities would not be adversely affected:

(1) to evidence the succession of another corporation to us, and the assumption by such successor of our obligations under the applicable Indenture and the debt securities of any series;

(2) to add covenants by us, or surrender any of our rights conferred by the applicable Indenture, for the benefit of the holders of debt securities of any or all series;

(3) to cure any ambiguity, omission, defect or inconsistency in or make any other provision with respect to questions arising under the applicable Indenture;

(4) to establish the form or terms of any series of debt securities, including any subordinated securities;

(5) to evidence and provide for the acceptance of any successor trustee with respect to one or more series of debt securities or to facilitate the administration of the trusts thereunder by one or more trustees in accordance with the applicable Indenture; and

(6) to provide any additional Events of Default (Section 901).

Modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors, if applicable, and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding debt securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding debt security affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any debt security;

(2) reduce the principal amount of, or any premium or interest on, any debt security;

(3) reduce the amount of principal of an Original Issue Discount Security or any other debt security payable upon acceleration of the Maturity thereof;

(4) change the place or currency of payment of principal of, or any premium or interest on, any debt security;

(5) impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any debt security;

(6) modify the subordination provisions in the case of subordinated debt securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the subordinated debt securities;

(7) except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor;

(8) reduce the percentage in principal amount of Outstanding debt securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

(9) reduce the percentage in principal amount of Outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

(10) modify such provisions with respect to modification, amendment or waiver (Section 902).

The Holders of a majority in principal amount of the Outstanding debt securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture (Section 1009). The Holders of a majority in principal amount of the Outstanding debt securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding debt security of such series (Section 513).

Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding debt securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

(1) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;

(2) if, as of such date, the principal amount payable at the Stated Maturity of a debt security is not determinable (for example, because it is based on an index), the principal amount of such debt security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such debt security; and

(3) the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such debt security, of the principal amount of such debt security (or, in the case of a debt security described in clause (1) or (2) above, of the amount described in such clause).

Certain debt securities, including those owned by us, any Subsidiary Guarantor or any of our other Affiliates, will not be deemed to be Outstanding (Section 101).

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding debt securities of that series on the record date may take such action. To be effective, such action must be taken by Holders of the requisite principal amount of such debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time (Section 104).

Satisfaction and Discharge

Each Indenture will be discharged and will cease to be of further effect as to all Outstanding debt securities of any series issued thereunder, when:

(1) either:

(a) all Outstanding debt securities of that series that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b) all outstanding debt securities of that series that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such debt securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(2) we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the debt securities of that series; and

(3) we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the debt securities of that series have been satisfied (Article Four).

Legal Defeasance and Covenant Defeasance

If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, which we call “legal defeasance” or Section 1503, relating to defeasance of certain restrictive covenants applied to the debt securities of any series, or to any specified part of a series, which we call “covenant defeasance” (Section 1501).

Legal Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any debt securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such debt securities are subordinated debt securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such debt securities (except for certain obligations to convert, exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such debt securities of money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such debt securities. Such defeasance or discharge may occur only if, among other things:

(1) we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (8) under “—Events of Default,” at any time until 121 days after such deposit;

(3) such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

(4) in the case of subordinated debt securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

(5) we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940 (Sections 1502 and 1504).

Covenant Defeasance. The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any debt securities, we may omit to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6), (7) and (9) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such debt securities are subordinated debt securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such debt securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such debt securities, money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such debt securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any debt securities and such debt securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and United States Government Obligations so deposited in trust would be sufficient to pay amounts due on such debt securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments (Sections 1503 and 1504).

If we exercise either our legal defeasance or covenant defeasance option, any Subsidiary Guarantees will terminate (Section 1304)

Notices

Notices to Holders of debt securities will be given by mail to the addresses of such Holders as they may appear in the Security Register (Sections 101 and 106).

Title

We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a debt security is registered as the absolute owner of the debt security (whether or not such debt security may be overdue) for the purpose of making payment and for all other purposes (Section 308).

Governing Law

The Indentures and the debt securities will be governed by, and construed in accordance with, the law of the State of New York (Section 112).

DESCRIPTION OF CAPITAL STOCK

We may offer common stock, $.00001 par value per share, and preferred stock, $.00001 par value per share, under this prospectus. Our authorized capital stock currently consists of 118,330,000 shares of common stock and 2,000,000 shares of preferred stock. At March 1, 2006, 65,979,875 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our articles of incorporation and by-laws, which are incorporated in this prospectus by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

Common Stock

Holders of common stock are entitled to one vote per share with respect to each matter presented to our shareholders on which the holders of common stock are entitled to vote. Except as may be provided in connection with any preferred stock in a certificate of designation filed pursuant to the Texas Business Corporation Act, or the TBCA, or as may otherwise be required by law or our articles of incorporation, our common stock is the only series of capital stock entitled to vote in the election of directors and on all other matters presented to our shareholders. The common stock does not have cumulative voting rights. Accordingly, for so long as Tracy W. Krohn beneficially owns a majority of the outstanding shares of our common stock, he will have enough voting power to elect the entire board of directors. No share of common stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund.

Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to our shareholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

The shares of our common stock presently outstanding are fully paid and non-assessable, and any shares issued by us pursuant to this prospectus will be fully paid and non-assessable when issued. Our common stock trades on the New York Stock Exchange under the symbol “WTI.”

Preferred Stock

Our board is empowered, without approval of our shareholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the terms of the shares of each series as fixed by our board. Among the specific matters that may be determined by our board are:

•	the designation of each series;

•	the number of shares of each series;

•	the rights in respect of dividends, if any;

•	whether dividends, if any, shall be cumulative or non-cumulative;

•	the terms of redemption, repurchase obligation or sinking fund, if any;

•	the rights in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

•	rights and terms of conversion, if any;

•	restrictions on the creation of indebtedness, if any;

•	restrictions on the issuance of additional preferred stock or other capital stock, if any;

•	restrictions on the payment of dividends on shares ranking junior to the preferred stock; and

•	voting rights, if any.

No shares of preferred stock are currently outstanding and we have no current plans to issue preferred stock. The issuance of shares of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our shareholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock. Although prior to issuing any series of preferred stock our board is required to make a determination as to whether the issuance is in the best interests of our shareholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over prevailing market prices of such stock. Our board does not at present intend to seek shareholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

Anti-Takeover Provisions under Texas Law, our Articles of Incorporation and Bylaws

We are a Texas corporation and, are subject to Part Thirteen of the TBCA, known as the “Business Combination Law.” In general, this law prevents us from engaging in a business combination with an affiliated shareholder, or any affiliate or associate of an affiliated shareholder, for the three-year period immediately after the date such person became an affiliated shareholder, unless:

•	our board of directors approves the acquisition of shares that causes such person to become an affiliated shareholder before the date such person becomes an affiliated shareholder;

•	our board of directors approves the business combination before the date such person becomes an affiliated shareholder; or

•	holders of at least two-thirds of our outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates approve the business combination within six months after the date such person becomes an affiliated shareholder.

Under this law, any person that owns or has owned 20% or more of our voting shares during the three-year period preceding a business combination is an “affiliated shareholder.” The law defines “business combination” generally as including:

•	mergers, share exchanges or conversions involving an affiliated shareholder;

•	dispositions of assets involving an affiliated shareholder:

-	having an aggregate value equal to 10% or more of the market value of our assets,

-	having an aggregate value equal to 10% or more of the market value of our outstanding common stock, or

-	representing 10% or more of our earning power or net income;

•	our board of directors approves the business combination before the date such person becomes an affiliated shareholder; or

•	issuances or transfers of securities by us to an affiliated shareholder other than on a pro rata basis;

•	plans or agreements relating to our liquidation or dissolution involving an affiliated shareholder;

•	reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing an affiliated shareholders’ percentage ownership of our outstanding voting stock; and

•	the receipt of tax, guarantee, pledge, loan or other financial benefits by an affiliated shareholder other than proportionally as one of our shareholders.

Liability and Indemnification of Officers and Directors

Our articles of incorporation and bylaws provide for indemnification of our directors to the fullest extent permitted by applicable law. Article 2.02-1 of the TBCA provides that a Texas corporation may indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any suit or proceeding, whether civil, criminal, administrative or investigative if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. In addition, we have entered into indemnification agreements with our directors and certain officers. These provisions and agreements may have the practical effect in certain cases of eliminating the ability of our shareholders to collect monetary damages from directors and executive officers. We believe that these contractual agreements and the provisions in our articles of incorporation and bylaws are necessary to attract and retain qualified persons as directors and executive officers.

Written Consent of Shareholders

Our articles of incorporation provide that any action by our shareholders must be taken at an annual or special meeting of shareholders. Special meetings of the shareholders may be called only by holders of not less than 30% of all the shares entitled to vote or by the Chairman of the Board, the President or the Board of Directors.

Advance Notice Procedure for Shareholder Proposals

Our bylaws establish an advance notice procedure for the nomination of candidates for election as directors as well as for shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director must contain specific information concerning the person to be nominated and must be delivered to and received at our principal executive offices as follows:

•	with respect to an election to be held at the annual meeting of shareholders, not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting of shareholders; and

•	with respect to an election to be held at a special meeting of shareholders for the election of directors, not earlier than the close of business on the 120th day prior to the special meeting and not later than the close of business on the later of the 90th day prior to the special meeting or the 10th day following the day on which public disclosure is first made of the date of the special meeting.

Notice of shareholders’ intent to raise business at an annual meeting must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the preceding year’s annual meeting of shareholders. These procedures may operate to limit the ability of shareholders to bring business before a shareholders meeting, including with respect to the nomination of directors or considering any transaction that could result in a change of control.

Removal of Director

Our bylaws provide that neither any director nor the board of directors may be removed without cause and that any removal for cause would require the affirmative vote of the holders of at least 60% of the voting power of the outstanding capital stock entitled to vote for the election of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services L.L.C.

DESCRIPTION OF DEPOSITARY SHARES

General

We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

We have summarized selected provisions of a depositary agreement and the related depositary receipts. The summary is not complete. The forms of the depositary agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC via a Current Report on Form 8-K prior to our offering of the depositary shares, and you should read such documents for provisions that may be important to you.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

The Bank Depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the Bank Depositary and that we are required to furnish to the holders of the preferred stock.

Neither the Bank Depositary nor we will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the Bank Depositary and us under the depositary agreement will be limited to performance in good faith of our duties thereunder, and neither of us will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. Further, both of us may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Bank Depositary

The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. Such successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

DESCRIPTION OF SECURITIES WARRANTS

We may issue warrants for the purchase of our common stock and preferred stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:

(1) the number of shares of common stock purchasable upon exercise of the warrants and the price at which such number of shares of common stock may be purchased upon exercise of the warrants;

(2) the date on which the right to exercise the warrants commences and the date on which such right expires (the “Expiration Date”);

(3) United States federal income tax consequences applicable to the warrants;

(4) the amount of the warrants outstanding as of the most recent practicable date; and

(5) any other terms of the warrants.

Warrants will be offered and exercisable for United States dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of shares of common stock at such exercise price as is in each case set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.

Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of common stock, including the right to receive payments of any dividends on the common stock purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

PLAN OF DISTRIBUTION

We may sell securities pursuant to this prospectus in or outside the United States (a) through underwriters or dealers, (b) through agents or (c) directly to one or more purchasers, including our existing shareholders in a rights offering. The prospectus supplement relating to any offering of securities will include the following information:

•	the terms of the offering;

•	the name or names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the offered securities or preventing or retarding a decline in the market price of the offered securities. As a result, the price of the offered securities may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

If we use dealers in the sale of securities, the securities will be sold directly to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales Through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities.

We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

The validity of equity securities will be passed upon for us by Adams and Reese LLP, Houston, Texas and the validity of debt securities will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Legal counsel to any underwriters may pass upon legal matters for such underwriters. Virginia Boulet of Adams and Reese LLP serves as a director of W&T Offshore, Inc.

EXPERTS

The consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are, and audited consolidated financial statements to be included in subsequently filed documents will be, incorporated herein by reference in reliance upon the reports of Ernst & Young LLP pertaining to such consolidated financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

Certain estimates of proved oil and gas reserves for W&T Offshore, Inc. incorporated by reference herein were based in part upon an engineering report prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers. These estimates are included and incorporated herein in reliance on the authority of such firm as an expert in such matters.

11,000,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

            , 2006

Joint Book-Running Managers

LEHMAN BROTHERS

JEFFERIES & COMPANY

MORGAN STANLEY

BMO CAPITAL MARKETS

JPMORGAN

RBC CAPITAL MARKETS

RAYMOND JAMES

NATEXIS BLEICHROEDER INC.

SUNTRUST ROBINSON HUMPHREY

TD SECURITIES